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02049782

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MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Sega Enterprises

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FILE NO. 82- 3439 FISCAL YEAR 3-31-02

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OICF/BY: dlw

DATE : 9/9/02

SEGA®

SEGA CORPORATION







# PLAY

ANNUAL REPORT 2002



# TABLE OF CONTENTS

**Messages from Management:**
Hideki Sato, President: Exceeding Expectations ........ 6
Tetsuo Kayama, COO: Refunneling Creative Energies ........ 8
Shunichi Nakamura, CFO: Delivering on Promises ........ 10

**Features:**
Consumer Business: Stretching Boundaries ........ 12
Amusement Business: Maintaining a Tradition of No. 1 ........ 16
SEGA Creative Energies: Winning Awards ........ 18

**Financial and Operational Review:**
Review of Operations ........ 20
Board of Directors, Auditors and Officers ........ 22
Financial Section ........ 23
Financial Review ........ 24

Cautionary Statement:

This annual report contains forecasts of business results, statements regarding business plans and other forward-looking statements. These statements are based on management's assumptions regarding the economic environment and the Company's operating environment as of the date of publication and involve various risks and uncertainties. Actual business results may differ materially from forecasts herein.

## SEGA invites you to PLAY.

FY2002, a turning point for SEGA CORPORATION, saw the Company surpass expectations on many levels, beating goals set in its own Structural Reform Plan, launched in April 2001. SEGA, the entertainment company, is focusing more on creating the world's best games than ever before. Within the Consumer business segment, the Company has seen profitability rise after smoothly transforming from a maker of hardware and proprietary software to a multi-platform content provider. The Company is increasing focus, resulting in increased profitability in its industry leading Amusement machine sales and Amusement center operations segments. The Company continues to produce industry firsts with increased connectivity both in amusement centers and for game consoles and is developing entirely new businesses, as well.

Having made these successful transitions, SEGA looks forward to a bright future.

SEGA. Now, Let's Play.


SONIC ADVENTURE 2

# Exceeding Expectations
# Refunneling Creative Energies
# Delivering on Promises
# Stretching Boundaries
# Maintaining a Tradition of No. 1
# Winning Awards

★ ★ ★ ★ ★

# SEGA. Now, Let's PLAY!

# CONSOLIDATED FINANCIAL HIGHLIGHTS

SEGA CORPORATION AND CONSOLIDATED SUBSIDIARIES - FOR THE YEARS ENDED MARCH 31, 2000, 2001 AND 2002



(Billions of yen)
500
400
300
200
100
0
FY1997 FY1998 FY1999 FY2000 FY2001 FY2002


Net Sales



(Billions of yen)
20
10
0
-10
-20
-30
-40
-50
-60
FY1997 FY1998 FY1999 FY2000 FY2001 FY2002


Operating Income



(Billions of yen)
500
400
300
200
100
0
FY1997 FY1998 FY1999 FY2000 FY2001 FY2002


Total Assets

| | 2000 | 2001 | 2002 | 2002 |
|---|---|---|---|---|
| | Millions of yen | Millions of yen | Millions of yen | Thousands of U.S. dollars (Note 1.1) |
| **For the Year:** | | | | |
| Net Sales: | | | | |
| Amusement machine sales | ¥ 73,654 | ¥ 52,503 | ¥ 52,664 | $ 395,227 |
| Amusement center operations | 79,212 | 74,657 | 68,534 | 514,327 |
| Consumer business (formerly Consumer product sales) | 186,189 | 115,753 | 85,136 | 638,919 |
| Total | ¥ 339,055 | ¥ 242,913 | ¥ 206,334 | $ 1,548,473 |
| Cost of sales | ¥ 290,492 | ¥ 218,235 | ¥ 144,717 | $ 1,086,056 |
| Gross profit | 48,563 | 24,678 | 61,617 | 462,417 |
| Selling, general and administrative expenses | 88,917 | 76,697 | 47,416 | 355,843 |
| Operating income (loss) | (40,354) | (52,019) | 14,201 | 106,574 |
| Net loss | (42,880) | (51,730) | (17,829) | (133,801) |
| Depreciation and amortization | 23,945 | 28,541 | 18,964 | 142,319 |
| **At year-end:** | | | | |
| Total assets | 375,341 | 284,466 | 243,910 | 1,830,469 |
| Total shareholders' equity | 80,725 | 91,687 | 83,570 | 627,167 |
| | Yen | Yen | Yen | U.S. dollars (Note 1.1) |
| **Per Share:** | | | | |
| Net loss—basic | ¥ (390.6) | ¥ (341.6) | ¥ (119.2) | $ (0.89) |
| Cash dividends | — | — | — | — |

The accompanying notes are an integral part of these statements.

Note:
Within the text of this annual report products of SEGA CORPORATION and other companies are marked with their appropriate trademark ™ and registration marks ® in their first appearance and subsequently by a common name.

# To Our Stakeholders
## Exceeding Expectations

**SEGA FY2003 Goals:**

- To achieve the 2nd stage, 'Growth Strategies' of the Structural Reform Plan
- To strive to be the world's top content provider
- To expand our share of the amusement market and create new markets



Hideki Sato
President

In FY2002 SEGA completed the "reborn" phase as outlined in the Structural Reform Plan and in FY2003 will enter the "growth" phase.

The year ended March 31, 2002 was a turning point for SEGA. We exited the hardware business, ceasing production of Dreamcast™ and selling through the remaining inventory. As promised in the Structural Reform Plan, launched in April 2001, we shifted our focus more towards publishing game software for multiple platforms and we improved our operational and financial structure, reducing debt, reorganizing our subsidiaries and affiliates and streamlining our cost structure. In FY2002 SEGA completed the "reborn" phase as outlined in the Structural Reform Plan and in FY2003 will enter the "growth" phase.

These reforms were executed so efficiently that we exceeded many of the operational and financial targets we had set in April 2001 in the Structural Reform Plan and we are already well on the way to achieving our mid-term targets. That SEGA managed to record these achievements despite depressed economies in Japan, the U.S. and Europe is all the more remarkable.

Although net sales fell 15% to ¥206.3 billion as a result of the exit from the production of Dreamcast hardware, operating income rose to ¥14.2 billion, our first operating profit in three years. However, SEGA recorded a net loss of ¥17.8 billion, due mainly to loss on settlement of donated assets from former Chairman and President, Isao Okawa and loss on valuation of investments in securities.

Sales of game software came to 14.65 million units, an achievement that surpassed our target of 13.90 million units.

We also took into account the different user profiles and technical specifications of each console to produce titles for use on particular consoles in order to appeal directly to a select customer group to achieve maximum game performance, a strategy that contributed to the development of our reputation as a leading producer of interactive entertainment.


Panzer Dragoon
ORTA

We are now well positioned to take advantage of the expected growth in sales of game software as the introduction of high-performance game consoles brings home entertainment to a wider audience.

In FY2002 SEGA was able to achieve a modest improvement in profitability in Amusement center operations, despite a shrinking Japanese market. The improvement came as a result of understanding our customers and funneling our creative energies not just into making games but also creating gaming experiences that attract and retain customers. Many different customer loyalty programs proved successful. Sales of amusement machines such as Virtua Fighter 4™ for Arcade, one of the most popular arcade games of last year, were boosted by the introduction of data cards, which allow users to save their character's game data and return to the same point in the game whenever they return. The SEGA Mobile Friends customer loyalty program encouraged customers to return to amusement centers often as they stored up points using their mobile phone.

The reform of our financial structure is also ahead of schedule. We sold off real estate, marketable securities and 13 subsidiaries that were not directly connected with our core business. In addition we issued a ¥50 billion convertible bond to help finance this corporate reorganization. As a result we reduced our net debt more than we had anticipated to ¥99.3 billion.

The year ending March 31, 2003 is the second stage of the Structural Reform Plan. To prepare for realizing a growth strategies, we are striving to strengthen our corporate structure.

We would like to thank our employees for their hard work, and our customers and shareholders for their support as we strive to grasp the opportunities ahead.



July 2002

佐藤 秀樹

Hideki Sato,
President, SEGA CORPORATION

# Chief Operating Officer's Message

## Refunneling Creative Energies



Tetsuo Kayama
Chief Operating Officer

In FY2002 we completed the "reborn" stage and are entering the "growth" stage as outlined in the Structural Reform Plan. Our aim now is to harness our skill and experience as a leading provider of interactive entertainment to become or maintain the number one company in three key areas: the Amusement business, the Consumer business (multi-platform content providing) and Network games.

We are well positioned to achieve these targets; we have pioneered developments in the entertainment industry for many years; we have produced many of the world's most recognizable game brands, and we maintain the top position in the market for amusement machines and amusement center operations in Japan.

Our 11 development studios are amongst the industry's most creative game developers. These companies are particularly excited about the spread of next-generation game consoles, broadband Internet connections and wireless connectivity, all of which present our developers with the opportunity to create new types of games and content, and new ways to reformat and revitalize SEGA's vintage brands.

"Our aim now is to harness our skill and experience as a leading provider of interactive entertainment to become or maintain the number one company in three key areas: the **Amusement business**, the **Consumer business** and **Network games**"

**NO. 1 IN AMUSEMENT BUSINESS**

(Amusement machine sales and Amusement center operations)

*As a leading operator of amusement centers in Japan and maker of* amusement machines, we have been focusing on reenergizing our amusement business, demand for which has fallen in recent years. We are confident that our full line up of amusement machines, network connected facilities, and customer-focused amusement centers will allow us to increase market share, sales and profitability. Extending this customer-centric focus to our overseas operations, we will introduce machines that appeal to each market as part of our strategy to realize the profitability of the overseas section of the Amusement machine sales segment.

**NO. 1 IN CONSUMER BUSINESS**

*During the year under review, we succeeded in exiting the production* of Dreamcast hardware, and transitioning to a multi-platform content provider.

In the Consumer business, we expect sales of game software to rise 36.5% to 20 million units by the end of March 31, 2003. Driving this growth will be five factors:

**1. Reinforce SEGA Sports**
SEGA was one of the fastest-growing independent console publishers in the U.S. during fiscal 2002, thanks largely to the popularity of the Company's sports titles. By the end of March 2003, SEGA plans to release many more titles for all principal U.S. sports. Some of these titles will be released on all major platforms and available for network play. Their release will be carefully timed to coincide with major events in each sport's respective calendar.

**2. Create New Major Game Series**
We will release new versions of our well-known game series such as Sonic™, while we will also create new series from more recent hits such as Super Monkey Ball™.

**3. Revitalize Vintage Brands**
We will revitalize our content library of nearly 1,000 titles, the industry's largest, by renewing many of them on all major platforms.

**4. Develop Brand-New Titles**
SEGA plans to release a total of 114 titles in FY2003 worldwide. While that is more than the 105 titles we released in FY2002, we expect to improve product quality and time to market. Among the 114 titles will be some brand-new releases such as Beach Spikers™ and Gungrave™.

**5. Bolster Licensing and Character Business**
SEGA will license character brands from other companies, creating easily recognizable titles for global release. (*Please see Consumer Feature, page 12-15.*)

**NO. 1 IN NETWORK GAMES**
SEGA was one of the first companies to recognize the potential offered by network games. We created the first online console gaming network with Dreamcast and produced the first online game: PHANTASY STAR ONLINE™, which has become one of the most popular network games in Japan.

We now aim to bring network games to as broad an audience as we can. SEGA will become the first company to deliver online games to all of the next-generation consoles during FY2003.


POWER
SEGA SPORTS



**What's new?**
Visitors to the gaming industry's largest annual event, E3 Electronic Entertainment Expo (Los Angeles, CA, May 21-24, 2002), crowded in to get a glimpse of the upcoming games.

We recently released PSO in the Republic of Korea and Taiwan and plan to extend it for use in other countries this year. PSO's automatic translation system ensures it stands to become the first truly global network game.

Mobile content is also an area of focus. Our mobile contents service in Japan has approximately 3.3 million subscribers and we plan to extend our expertise in this field to the U.S., where there is great market growth potential.

**New Businesses**
Aiming to stretch the boundaries, SEGA will use technologies and know-how to establish new types of content other than games. For instance the Company is embarking on new ventures such as: driving simulators for driving schools, Animanium (a software for the production of CG character animation), 3D sound attractions, network related business, film business and licensing related business, all which have used our existing technologies. SEGA strives to create new core competencies and establish their profitability.

# Chief Financial Officer's Message

## Delivering on Promises



Shunichi Nakamura
Chief Financial Officer

### Focuses of Financial Reform in FY2002

- Improved and streamlined the balance sheets
- Reduced investments in other companies
- Restructured affiliated companies
- Secured cash flows

"In FY2002 SEGA delivered on its promise to improve financial structure as announced in the Structural Reform Plan"

**Improving Financial Structure**

Improving our financial structure is a central part of the Company's Structural Reform Plan. For the year under review, we focused financial reform on four areas: improving and streamlining the balance sheets, reducing investments in other companies, restructuring affiliated companies, and securing cash flows.

*Improved and streamlined the balance sheets*

During the year under review, SEGA sold idle real estate and investments in securities, reduced donated liabilities from Mr. Okawa, and induced the conversion of convertible bonds. Thus we succeeded in improving and strengthening our balance sheet. During fiscal 2003, ending March 31, 2003, we aim to continue improving the balance sheets.

*Reduced investments in other companies*

SEGA sold 13 of the 27 affiliates that were announced to be sold in the Structural Reform Plan. We have already accounted for the disposal of the remaining 14, and the Company can now move into the fiscal year without the dead weight of these assets on its balance sheets.

During the six months ended March 31, 2002, SEGA began to make carefully selected investments in areas of strategic importance, in line with our business strategies. SEGA will continue to make investments during the course of fiscal 2003.

*Restructured affiliated companies*

As part of the restructuring of subsidiaries and affiliates, SEGA withdrew from the Company's unprofitable overseas ISP operations, reviewed its relationship with and restructured loss-making subsidiaries and affiliated companies, setting concrete profit targets. Only one operating company in the SEGA group is forecast to record a loss for the year ending March 31, 2003 and even that is expected to be minimal.

*Secured cash flows*

During the year under review, SEGA issued ¥50 billion in convertible bonds, liquidated donated assets, real estate and investments in securities, and rolled over bank loans, leading to a return to positive free cash flow. The liquidation of assets will continue during the year ending March 31, 2003.

**In FY2003 SEGA will focus on the following:**

- Doubling free cash flows
- Repaying bank loans
- Continuing the liquidation of non-operating asset
- Liquidating operating assets partially
- Inducing the conversion of convertible bonds


Shinobi™

**Goals for SEGA's Financial Structure**

SEGA's most important financial reforms were completed in fiscal 2002. During this time, we introduced nine management indicators to monitor our business status (listed to the right). Additionally, we have set specific targets for ROE, shareholders' equity ratio and ratio of operating income to net sales for the year ended March 31, 2004 (see below).

## SEGA FY2004 Targets:

- ROE of 15%
- Shareholders' equity ratio of 50% or more
- Ratio of operating income to net sales of 15% or more

## NINE MANAGEMENT INDICATORS


ROE
Shareholders' Equity Ratio
Current Ratio
Fixed Ratio
Free Cash Flow Margin
Operating Income to Total Assets
Ratio of SG&A Expenses to Net Sales
Gross Profit Ratio
Operating Income to Net Sales

**Pure Vintage**

Released first in December 1989, the re-release of vintage game Shinobi™ attracted attention at E3 (Electronic Entertainment Expo). Players take the role of Hotsuma as he battles though the demon-filled streets of a post-apocalyptic Tokyo.

# Consumer Feature

## Stretching Boundaries





SEGA
SPORTS


SEGA is taking advantage of the sophistication of the new generation of home use game consoles to produce titles that have a level of detail and realism that were unimaginable a few years ago.

With nearly forty years of experience creating acclaimed amusement machines and many years creating software for our own platform, SEGA occupies a unique position in this industry. The challenge now is for us to increase and maintain our brand penetration while also creating titles that capture and hold the imagination of both casual and serious game enthusiasts around the world.

SEGA's title line up strategy has five areas of focus: strengthening SEGA Sports, releasing sequels to earlier hit titles, reintroducing classic SEGA vintage titles, sowing the seeds of new title brands to be released in coming years, and bolstering the licensing and character business.



**The SEGA Sports™ Team**
SEGA "drafts" top athletes such as Heisman Trophy winner Eric Crouch, who not only act as spokes people and game package models, but come to SEGA studios to record their motions for highly realistic sports games.

**SEGA Sports:**

SEGA will strengthen the SEGA Sports brand marketing from the year before to increase the appeal of SEGA Sports in the U.S. market and worldwide.

In FY 2003, SEGA will spend even more in the U.S. market. Strategies include an exciting television and print media campaign and drafting top professional and college athletes, including those featured below, to endorse hit titles. In addition, SEGA will sponsor the prestigious American college football game, the "SEGA Sports Las Vegas Bowl," held on Christmas Day. SEGA fans can also expect the return of the "SEGA SCREAM," a successful sound bite featured at the end of television commercials.


INDIANA
27
SIXERS

NCAA 2K3 COLLEGE FOOTBALL   SEGA SPORTS TENNIS   SEGA SPORTS WORLD SERIES BASEBALL

**SEGA Sports™: Players**

| Name | Sport | Team/Credentials |
|---|---|---|
| Brian Urlacher | American Football | All-Pro Linebacker, Chicago Bears, AP NFL Defensive Rookie of the year |
| Jeremy Roenick | Hockey | 2-time Olympian, 7-time NHL Allstar Philadelphia Flyers |
| Jay Williams | Basketball | Former College Basketball Player of the year- Duke Blue Devils |
| Jason Giambi | Baseball | New York Yankees |
| Eric Crouch | American Football | Heisman Trophy Winner: Quarterback, University of Nebraska |


XBOX
WORLD SERIES BASEBALL
PlayStation 2
NFL 2K3
PlayStation 2
NCAA 2K3
PlayStation 2
NBA 2K3
SIXERS



### Sequels

Releasing sequels of earlier top title brands will help maintain sales and profit growth. Sequels in FY2003 will include an array of SEGA Sports titles, as well as the "party" genre game Super Monkey Ball 2, and the racing game sega GT 2002.

About one third of upcoming releases are from SEGA Sports™, and our producers have gone to painstaking efforts to make sure that each new game infuses new detail, realism, and dynamism of play. Fantasy games are infused with new characters, new graphics, and new worlds of play.

### Vintage Titles

Popular vintage titles can appeal to an entirely new generation of players as well as re-attracting generations who enjoyed titles such as Panzer Dragoon, ToeJam & Earl, and Shinobi™, all of which are expected to meet with success in this way. Shinobi, which attracted attention from game enthusiasts at this year's E3 (Electronic Entertainment Expo), and could be this year's biggest vintage title is a ninja fighting game first released in December, 1989. Panzer Dragoon is an action / adventure game and ToeJam & Earl is an adventure game.


Virtua Fighter 4

### Sowing the Seeds of New Growth with Blockbuster Games

Promising new titles out this year include Gungrave, Beach Spikers, and SEGA® Soccer Slam™. Our eleven development studios, are working independently with new ideas and in close coalition with the marketing department on a variety of new potential future hits. Released information about games that are in the developmental stage is well-guarded.

### Licensing and Characters

To date, we have enjoyed success by using Disney characters on our Megadrives. In the same way, we already hold licenses of famous cartoon characters, including those by Osama Tezuka, the maker of Astro Boy. Combining these famous characters with our creative energies, we will increase business chances widely.



**The BEST**
Virtua Fighter 4™, which was called the Best Fighting Game Ever, is played in amusement centers as well in the multi-platform environment. Next awaited is the sequel, Virtua Fighter 4 Evolution.





**Vintage**

- Shinobi (PS2)
- Panzer Dragoon Orta (Xbox)

**Sports**

- SEGA Sports NFL 2K3 (PS2, GameCube, Xbox)
- SEGA Sports NCAA® College Football 2K3 (PS2, GameCube, Xbox)
- SEGA Sports NBA 2K3 (PS2, GameCube, Xbox)
- SEGA Sports NHL 2K3 (PS2, GameCube, Xbox)

**Sequels**

- Virtua Cop Re-Birth (PS2)
- Power Smash 2 (PS2)
- Space Channel 5: Part 2 (PS2)
- The House of the Dead III (Xbox)

**New Titles**

- Phantasy Star Online Episode I&II (GameCube)
- Virtua Fighter Quest (GameCube)
- Super Monkey Ball 2 (GameCube)
- Gungrave (PS2)
- Beach Spikers (GameCube)
- SEGA® Soccer Slam (PS2, Xbox)

**Welcome to Earth –**
ToeJam & Earl III: Mission to Earth, a vintage adventure game which brings new levels of fun and adventure, features twenty-five randomly generated levels and pits characters ToeJam, Big Earl, and Latisha in a comical adventure to retrieve the 12 sacred Albums of Funk.

Sonic Advance, the latest version of the vintage title, is played on the portable platform Game Boy Advance®.

In SEGA® Soccer Slam a host of excitng teams and players meet for three-on-three matches of the world's favorite sport. In Quest Mode players can practice as well as save player attributes for future matches.

# Maintaining a Tradition of No. 1





Akira Nagai
*Representative Director*
*and Senior Executive Officer*





**Rising Profitability**
Shown above are new arcade games for FY2003, including Soul Surfer, the Maze of the Kings, Initial D Arcade Stage™(first, second and fourth from left). Derby Owners Club II (center photo, bottom), a multiple player game, which was a major hit in FY2002 will be followed in FY2003 by World Club Champion Football Serie A 2001-2002 (WCCF) (see photo page 20). SEGA is also increasing profitability by targeting specific groups and by using various gaming cards which increase customer loyalty.

### Revitalizing in FY2003

SEGA's recent efforts to revitalize the amusement business in Japan and overseas will pay off during the coming fiscal year with the introduction of arcade machines and network connectivity to both our machines and amusement centers.

After years of declining revenues and profitability in the combined divisions of Amusement machine sales and Amusement machine operations due to the slump of the Japanese economy, SEGA expects this year to raise sales and profits on a combined basis while at the same time increasing our market share, extending our lead as Japan's largest maker of amusement machines and operator of amusement facilities. This is one of the three aims of the Structural Reform Plan for fiscal 2003.

### Providing New Experiences

Recognizing the need to provide our customers with appealing gaming experiences that differ from those offered by home-use consoles, we have streamlined our amusement center business; closing unprofitable centers and opening others that were refurbished and in locations such as shopping malls. In this way we can appeal to specific segments of the population.


CLUB SEGA

SEGA also has a new line up of game titles incorporating the latest data cards and mobile phone loyalty programs (SEGA Mobile Friends) that store player information and provide game news and other updates; among them Bingo Party, and Virtua Fighter 4™ Evolution, the latest installment in the popular fighting series and possibly the most eagerly anticipated game of the year.

Following on from last year's smash hit Derby Owners Club II, SEGA will release World Club Championship Football Serie A 2001-2002 (WCCF), a soccer game that stands to take advantage of the increased awareness of soccer in Japan following the 2002 Korea Japan World Cup™. In WCCF, players manage and train a soccer team in Italy's Serie A soccer league. Players can change the team's starting line-up, its formation and make substitutions as well as playing matches. The game allows players to develop and improve their team over a period of time.

**Expanding Boundaries Through Networks**

Communication lies at the core of SEGA's amusement strategy. By equipping amusement machines and amusement centers with network connectivity, SEGA aims to offer users a wide range of new gaming functions that will eventually join the amusement center business to the market for home-use game consoles.

SEGA's Naomi™ Network System which has already begun operation, allows users of SEGA amusement centers to take advantage of network connectivity. Already, players of Virtua Fighter 4 can check their opponents' characteristics on the Virtua Fighter contents server.

In the future players will be able to how opponents are progressing through particular games from the arcade machine or their home PC.

As the network continues to be deployed, SEGA will be able to upload software to arcade machines across Japan, reducing distribution costs. The network will be extended to connect first game machines in the same arcade, then in other arcades before finally allowing users to connect to users of GameCube, Xbox and other home-use consoles.

Connecting arcade machines and amusement centers to the network will bring the benefits of network gaming to all SEGA's businesses not just to consumer products.

Renowned throughout the world as a pioneer in the games industry, SEGA is once again poised to take the lead in this new era of gaming history.


club
www.club
CARD.
SEGA
© SEGA CORPOR

**Amusement In Motion**
SEGA shut down 44 unprofitable Amusement centers while opening 6 new ones in strategic locations. Certain amusement centers, such as the still popular Joypolis offer experiential full motion games.

Various types of cards such as this one for a car racing game encourage customer loyalty. By becoming a member players of medal games can choose to check their "winnings" at the door and come back to play again anytime.

# Winning Awards

SEGA's eleven development studios make up the world's most talented creative minds in the industry. Working in close coalition with the marketing department, they have been producing many of the world's most acclaimed games for both amusement centers and home consoles. The talented creators on these pages are behind SEGA's many successes.









## WOW ENTERTAINMENT, INC.

Rikiya Nakagawa
President

Recognized as one of the industry's top arcade developers, Nakagawa's experience and originality have also translated into numerous console hits including "GOLDEN AXE™," "Altered Beast™," "SEGA Bass Fishing™" and "Home Run King™." A pioneer in the 3D graphics shooter genre, Nakagawa is best known as the creator of SEGA's wildly popular "THE HOUSE OF THE DEAD™" franchise. Nakagawa heads up SEGA's oldest development studio and is currently working on "SEGA Bass Fishing™ Duel," "sega GT 2002" and "THE HOUSE OF DEAD™ III", which is currently being made into a major motion picture.

## AMUSEMENT VISION, LTD.

Toshihiro Nagoshi
President

With roots in the arcade, Nagoshi is the creator of "Daytona USA™," one of the most successful arcade games of all time, and "Virtua Striker™," the first 3D soccer video game. A key SEGA developer since 1989, Nagoshi also lead the development of popular arcade hits "SpikeOut™," "SlashOut™" and "Planet Harriers™." Now focused on both arcade and console games, Nagoshi's most recent project, "Super Monkey Ball™" for Nintendo GameCube™ has received numerous industry accolades worldwide. Nagoshi is currently working on "Super Monkey Ball 2" and "F-ZERO®," a title in collaboration with Nintendo®.

## VISUAL CONCEPTS ENTERTAINMENT

Greg Thomas
President

The mastermind behind the acclaimed "SEGA Sports NFL 2K," "SEGA Sports NBA 2K" and the "SEGA Sports World Series® Baseball 2K" series, Thomas is the creator of some of the world's most authentic sports simulation games. Thomas is well known for *the ground breaking animations and realistic* sports mechanics that have become the trademark of SEGA Sports branded games and continue to raise the bar in sports gaming. The first to bring sports console games online with "SEGA Sports NFL 2K1," Thomas is currently creating SEGA Sports games for the new next-generation consoles and is committed to bringing all key sports to all key platforms. Thomas also oversees the creation of various entertainment titles including the highly anticipated "ToeJam & Earl III: Mission to Earth" for Xbox.

## HITMAKER, CO., LTD.

Hisao Oguchi
President

A leading SEGA developer since 1983, Oguchi is best known for his hit games including the "Crazy Taxi™" franchise, "Confidential Mission™" and "Virtua Tennis™." Oguchi is also the creator of arcade masterpieces "Virtual ON™" and "Top Skater™," as well *as arcade and console hits "Last Bronx™,"* "The Lost World™," and "Manx TT™." His most recent creation, "Crazy Taxi™ 3: High Roller" for Xbox is scheduled for release in summer 2002.

SMILEBIT CORPORATION

Shun Arai
PRESIDENT
The developer who pioneered the "cel-shading" style of graphics in video games, Arai is best known for the unique creations "Jet Grind Radio™" and recently released "JSRF - Jet Set Radio Future™" for Xbox. With SEGA since 1985, Arai is also the creator of "Hundred Swords™," the "Let's Make a Professional Baseball/Soccer Team" series and the graphically stunning "GUNVALKYRIE™." Sure to be Smilebit's next big hit, Arai is currently leading development of the eagerly awaited "Panzer Dragoon ORTA" for Xbox.

SONICTEAM, LTD.

Yuji Naka
President & CEO
One of the industry's leading developers, Naka is best known as the creator of "Sonic The Hedgehog®." Recipient of numerous awards worldwide, Naka is the creative genius behind industry greats including "F16 Fighter Falcon™," "Nights™," "Burning Rangers™," "Chu Chu Rocket!™," "Samba de Amigo™" and the notable "Phantasy Star Online," the first ever global online RPG that sparked a gaming phenomenon. Adding to his many achievements, Naka was recently awarded the 2002 Lifetime Achievement Award from the International Game Developers Association (IGDA).

WAVEMASTER, INC.

Yukifumi Makino
President
A veteran of the game music industry, Makino is the musical genius behind SEGA's game music studio. Creating some of the most memorable scores in gaming history, Makino's studio has directed and produced some of SEGA's most famous soundtracks including "Sonic CD™," "Nights," "Panzer Dragoon" and "Space Channel 5™," as well as original tracks for SEGA's acclaimed "Jet Grind Radio" and "JSRF-Jet Set Radio Future."



SEGA ROSSO, CO., LTD.

Kenji Sasaki
President
Heading up one of SEGA's hottest arcade studios, Sasaki has been a leading SEGA arcade developer since 1994. Creator of hit arcade games including "SEGA Rally™ 2," Sasaki's most recent console titles include "Cosmic Smash™" and "Initial D Arcade Stage."

OVERWORKS, LTD.

Noriyoshi Ohba
PRESIDENT
SEGA's role playing game (RPG) and simulation game (SLG) authority, Ohba has created some of the most recognized RPG's and SLG's in the industry including "Skies of Arcadia™" and the "Sakura Wars ™" series. Ohba is also the creator of action games including "Shinobi" for PlayStation®2.

UNITED GAME ARTISTS, LTD.

Tetsuya Mizuguchi
President
Widely recognized as one of the industry's biggest innovators, Mizuguchi is best known for his genre-defying games "Space Channel 5™" and the recent "REZ™" for Playstation®2. With roots as one of SEGA's premier racing game studios, Mizuguchi is also the creator of hit arcade games "Kome Kome Ride™," "SEGA Rally Championship™" and "SEGA Touring Car Championship.™" Creating games for over 10 years, Mizuguchi and his studio were recently recognized for "Rez" with serveral awards from *Edge Magazine* and a 2002 Game Innovation Spotlight Award from the International Game Developers Association (IGDA).

SEGA-AM2, CO., LTD.

Yu Suzuki
Chief Technical Officer
Recognized worldwide as one of the forefathers of electronic entertainment for his contributions in computer animation and 3D graphics, Suzuki is the creator of "HANG ON™," "Outrun™" and "Space Harrier™," the world's first real-time simulation arcade games. In addition, Suzuki also created "Virtua Fighter™," the first-ever 3D fighting game and the only video game permanently on display at the Smithsonian Institution's Permanent Research Collection on Information Technology Innovation. Developing games for almost 20 years, Suzuki has been recognized for his many genre breaking games including "AFTER BURNER™, "F355 Challenge™," "Shenmue™" and most recently "Virtua Fighter 4" for PlayStation®2, which was named the "Best Fighting Game Ever Made" by *Official U.S. PlayStation Magazine*.

# Review of Operations
FY2002


26%

Amusement Machine Sales
(Percentage of Net sales - FY2002)





## Amusement Machine Sales:

During the year, SEGA released a full range of popular amusement products including video games, medal games, crane games, and prize products, among them the latest version of the hit 3D fighting video game, Virtua Fighter 4, and Derby Owners Club II, a race horse training and racing game, as well as the crane game, UFO Catcher 7, which all contributed to increased Sales for the Company. Amusement machine sales in Japan were also boosted after SEGA introduced peripheral features that increased the appeal of SEGA's amusement machines. These include various types of data cards such as Derby Owners Club II's ability to save horse information and Virtua Fighter 4's cards which allow players to record characters' performance.

SEGA already has been No. 1 in Amusement machines sales in Japan and plans to raise market share by the end of the final year of the Structual Reform Plan. SEGA also plans to boost the division's ratio of operating income to net sales and improve sales from overseas operations.

SEGA liquidated the unprofitable S.G.S. Co., Ltd., a pachinko machine sales company at the end of FY2002.

## Amusement Center Operations:


33%

Amusement Center Operations
(Percentage of Net sales - FY2002)

During the year, SEGA closed 44 unprofitable centers and opened 6 new centers. SEGA now has a total of 499 amusement centers across Japan, with a combined usable floor space of 396,000 square meters.

In addition, SEGA released a number of popular amusement machines during the year that helped to increase the attractiveness of its amusement centers. One of the most popular amusement machines during the year was the 3D fighting game Virtua Fighter 4. Moreover, there was increased demand for the latest range of Shogekibisha print photo booths, which offer photo studio quality prints, Internet access, and also allow users to add messages to their photos and other features.

Among measures SEGA introduced to retain customers is "SEGA Mobile Friends" customer loyalty program, which allows customers to earn usage points and then store them by means of Internet-enabled mobile phones. By simply bringing along their mobile phones whenever they go to amusement centers, customers receive special services for games they play.

To streamline the division's operations, five subsidiaries that operate amusement centers merged into a company, SEGA AMUSEMENT Co., Ltd. in April 1, 2002, to improve management efficiencies in the division, while also facilitating the nationwide introduction of new products and services and the installation of network-connected arcade machines.



## Consumer Business:

During the year under review, SEGA successfully exited the Dreamcast hardware business, shifting its focus to becoming the world's top content provider.

During the year ended March 31, 2002, SEGA sold 14,650 thousand software units from a total of 105 titles. Of this sum, 7,580 thousand units were 63 titles for Dreamcast including Sakura Wars 4, PHANTASY STAR ONLINE Ver. 2, Sonic Adventure 2, Power Smash 2, Shenmue II, and Crazy Taxi 2. The remaining 7,070 thousand units sold were 42 titles for other manufacturers' hardware.

By region, sales volume in the U.S. was 8,500 thousand units, while in Japan SEGA sold 3,510 thousand units and a further 2,640 thousand units in Europe.

Demand in the U.S. was driven by the success of sports titles, in particular SEGA Sports NFL 2K2, the first multi-platform title released by SEGA in the U.S, which went on sale for the PlayStation®2 in November 2001 and for the Xbox in January 2002.

SEGA released 14 titles for PlayStation®2, including Virtua Fighter 4, eight titles for GameCube, among them Super Monkey Ball and Sonic Adventure 2: Battle, and some 13 titles for Game Boy Advance, including Sonic Advance™.

SEGA also released seven titles for Xbox, including JSRF - Jet Set Radio Future and SEGA Sports NBA 2K2, which were among the top 20 best-selling Xbox titles for the year.

During the year under review, SEGA expanded the potential user base of Phantasy Star Online, already one of the largest online games in Japan, which was also released in the Republic of Korea and Taiwan in February 2002 and March 2002, respectively.



SEGA continued to develop and expand other online services. As of March 31, 2002, there were approximately 3.3 million subscribers to SEGA's mobile contents services in Japan. These include games, ringing tone downloads, news and special offers covering the latest SEGA titles all of which are delivered straight to subscribers' mobile phones.


41%

Consumer Business
(Percentage of Net sales - FY2002)

**More Monkey!**
The sequel game, Super Monkey Ball 2, a party-genre game, brings more fun to the table this fall with twelve Party Games, a new story mode, and more than 150 stages.

# Board of Directors, Auditors and Officers
(As of June 27, 2002)

## Directors and Auditors

| | |
|---|---|
| Chairman | Yoshiji Fukushima |
| President and Representative Director | Hideki Sato |
| Representative Directors | Tetsu Kayama<br>Akira Nagai |
| Directors | Hisahi Suzuki<br>Masahiro Aozono<br>Muneaki Masuda |
| Standing Auditors | Kazutada Ieda<br>Iwao Nishi |
| Auditors | Kinsuke Miyazaki<br>Yoshiyasu Gemma |

## Officers

| | |
|---|---|
| Chief Operating Officer (COO) | Tetsu Kayama |
| Senior Executive Officer | Akira Nagai |
| CFO and Senior Executive Officer | Shunichi Nakamura |
| Executive Officers | Keiji Mori<br>Masanao Maeda<br>Yasuo Tazoe<br>Hidekazu Yukawa<br>Yu Suzuki<br>Hisao Oguchi<br>Yuji Naka<br>Akira Sugano |
| Officers | Shoichi Yamazaki<br>Takeshi Uehara<br>Tokinori Kaneyasu<br>Toshiya Tabata<br>Ryoichi Shiratsuchi<br>Hiroshi Yagi<br>Toshihiro Nagoshi<br>Masahiro Nakagawa<br>Hideaki Morishita |



# FINANCIAL SECTION

Contents


Financial Review ........ 24
Consolidated Balance Sheets ........ 26
Consolidated Statements of Operations ........ 28
Consolidated Statements of Shareholders' Equity ........ 29
Consolidated Statements of Cash Flows ........ 31
Notes to the Consolidated Financial Statements ........ 33
Report of Independent Accountants ........ 48
Non-Consolidated Statements of Operations ........ 49
Non-Consolidated Balance Sheets ........ 50

# FINANCIAL REVIEW

## OVERVIEW

The Company is a leading developer and manufacturer of amusement machines and interactive entertainment software for multi-platform use. It is also the largest operator of amusement centers in Japan.

In April 2001, the Company launched the Structural Reform Plan to improve its operational and financial structure. The Company shifted its business focus from the manufacture and sale of hardware to providing multi-platform software and set a goal of becoming the world's top content provider.

The Company's business is divided into three segments: Amusement machine sales; Amusement center operations; and Consumer business.

The Company is Japan's largest maker of amusement machines including video games, medal games (where customers buy tokens to play games and get the chance to win more by playing compatible games) , and crane games, (where customers direct a metal claw to try and pick up prizes.) Sales for this segment are mainly from Japan. However, the Company aims to increase overseas sales by releasing games that are specifically tailored to suit the needs and characteristics of each market and eventually aims to increase overseas sales to the same level as in Japan.

The Amusement center operations are focused on the development, construction and management of amusement centers. The division is currently undergoing operational reforms that stand to improve its profitability and growth prospects.

In Consumer business, the Company exited the Dreamcast hardware business and shifted its focus to becoming a multi-platform content provider. The Company aims to increase the title line up for each hardware platform and plans to increase overseas sales in particular in the U.S. primarily in its popular sports titles.

In addition, the Company's management is focusing on improving corporate governance, cash-flow management, group management and divisional management, while also implementing further operational and financial structural reforms that are part of the second stage of its structural reform.

## NET SALES

Consolidated net sales for the year ended March 31, 2002 fell 15.1% to ¥206,334 million compared with the previous year's ¥242,913 million. This decrease was due primarily to a 26.5% fall in the Consumer business to ¥85,136 million following the Company's decision to withdraw from the production and sales of Dreamcast hardware.

### Amusement Machine Sales

Net sales in this segment rose 0.3% to ¥52,664 million. The increase was due to strong sales of arcade games such as "Virtua Fighter 4 for Arcade" and "Initial D Arcade Stage", the horse racing game, "Star Horse 2001" and the crane game, "UFO Catcher 7." Overseas sales fell with a decline in sales from U.S. operations particularly noticeable.

### Amusement Center Operations

Net sales in amusement center operations fell 8.2% to ¥68,534 million after the Company closed 44 unprofitable amusement centers. This decline in revenue was offset by the successful introduction of amusement machines such as Virtua Fighter 4, the loyalty program, "SEGA Mobile Friends," and new attractions such as high-quality "Shogekibisha" Print Photo booths. The Company announced the merger of five regional amusement center operators to improve efficiencies and facilitate the rollout of new products and services and the installation of network-connected arcade machines.

### Consumer Business

Consumer business sales fell 26.5% to ¥85,136 million due mainly to the exiting of the hardware business. The final sales of Dreamcast hardware and peripherals came to ¥11,100 million. The Company sold 7,580 thousand units of Dreamcast software, down from 9,890 thousand units the year before and largely offset by sales of 7,070 thousand software units for third-party platforms. By platform, the Company released 14 titles for PS2 and sold 3,500 thousand units, eight titles for the GameCube and sold 1,220 thousand units, 13 titles for Game Boy Advance and sold 1,690 thousand units, and seven titles for the Xbox and sold 660 thousand units.

## COSTS, EXPENSES, AND EARNINGS

The cost of sales for the year under review fell 33.7% to ¥144,717 million. Cost of sales fell faster than the decline in net sales and represented 70.1% of net sales compared to 89.8% the year before. The fall in cost of sales was due to the Company's decision to cease the production and sale of Dreamcast hardware.

Selling, general and administrative expenses fell 38.1%, or ¥29,281 million, to ¥47,416 million and represented 23.0% of net sales compared to 31.6% of net sales the year before. This decline was due to improved internal cost efficiencies as laid out in the Structural Reform Plan a year before and also due to a fall in marketing costs for the Dreamcast console.

As a result, the Company reported an operating income of ¥14,201 million, which represented 6.9% of net sales, compared with an operating loss of ¥52,019 million the year before. It was the Company's first operating income for three years.

By business segment, operating income for Amusement machine sales fell 79.1% to ¥1,957 million, affected by approximately ¥2,500 million operating loss in U.S. operations and offsetting operating income from operations in Japan of ¥5,300 million.

Operating income for Amusement center operations fell to ¥8,114 million from ¥8,242 million the year before. However, the division's ratio of operating income to sales rose to 11.8% from 11.0% compared with the previous year as the Company made efforts to streamline the division's costs and increase profitability.

The Consumer business recorded an operating income of ¥5,578 million, returning to a profit from the previous year when the division reported an operating loss of ¥69,187 million due to the decline in costs associated with the production and marketing of Dreamcast hardware.

Interest expense narrowed to ¥1,713 million from ¥2,414 million the year before due to a reduction in interest-bearing debt.

Among other expenses recorded during the year under review was a ¥16,725 million loss on settlement of donated assets from the late Isao Okawa, former chairman and president of the Company, in the prices of stocks listed on Japanese stock markets.

In addition, the Company amortized goodwill of ¥4,378 million and recorded a loss on valuation of investments in securities of ¥6,236 million, as well as a ¥502 million loss on sale or disposal of property and equipment during the year.

Loss before income taxes and minority interests in earnings of consolidated subsidiaries came to ¥14,294 million, narrowing from a loss of ¥55,493 million the year before, while the net loss for the term was reduced to ¥17,829 million from a net loss of ¥51,730 million.

## FINANCIAL CONDITION

During the year under review, the Company improved its balance sheets to ensure a financial condition that will enable it to achieve the goals of its Structural Reform Plan. Total assets at the end of the year under review were 14.3% lower than the prior year at ¥243,910 million as the Company sold investments in securities and idle real estate that was no longer essential to its business strategies.

Investments and advances fell ¥30,837 million to ¥57,537 million as the Company reduced investments in securities by ¥27,629 million to ¥46,166 million. The Company sold shares it owned after deciding they were unlikely to provide sufficient synergies with the Company. The Company also sold shares after they successfully carried out an initial public offering of shares on Japanese stock markets.

Property and equipment fell 26.2% to ¥49,393 million due mainly to adjustment for revaluation of land assets. Buildings and structures also fell as the Company sold real estate such as unused offices and dormitory for staff.

The fall in total assets was offset by an increase in total current assets of ¥15,146 million to ¥111,999 million, due primarily to an increase of ¥25,124 million in cash and time deposits to ¥62,757 million following sales of investments and shares held in subsidiaries and an increase in notes and accounts receivable of ¥10,669 million to ¥31,496 million.

A key aim of the Company's strategy to improve its financial position was the reduction of interest-bearing debt, which the Company successfully achieved during the year under review. Interest-bearing debt fell to ¥99,312 million from ¥120,118 million, with net cash (cash and time deposits minus interest-bearing debt) improving to negative ¥36,555 million from negative ¥82,485 million the year before.

Total liabilities decreased ¥32,511 million to ¥159,474 million. The Company issued a convertible bond due 2004, increasing the total amount of convertible bonds to ¥59,908 million. The Company also induced the conversion of convertible bonds worth ¥14,649 million and redeemed straight bonds of ¥25,000 million.

Total shareholders' equity fell ¥8,117 million to ¥83,570 million due to an increase in the accumulated deficit to ¥118,038 million from ¥100,185 million the year before.

## CASH FLOWS

Consolidated cash and cash equivalents at the end of the year rose ¥15,118 million from the previous year-end to ¥52,751 million. This was due primarily to the issuance of the convertible bonds of ¥48,585 million, although the Company had such factors as a net loss before income taxes and minority interests in earnings of consolidated subsidiaries of ¥14,294 million and redemption of straight bonds of ¥25,000 million.

Net cash provided by operating activities rose ¥83,320 million to ¥9,350 million compared with the previous fiscal year-end. This was due primarily to such factors as an operating income of ¥14,201 million and a decrease of ¥8,913 million in inventories that more than offset the increase in note and account payable of ¥9,360 million.

Net cash used in investing activities amounted to ¥8,478 million compared with ¥7,920 million provided by investing activities in the previous fiscal year. This was due primarily to decrease in time deposit of ¥10,006 million and payments for purchases of property and equipment of ¥3,673 million, although the Company had other factors contributing to the increase including proceeds from investments in securities.

Net cash provided by financing activities rose to ¥13,489 million, 202.1% up from the previous fiscal year. This was due to proceeds of ¥48,585 million from the issuance of convertible bonds that more than offset the payments on redemption debenture of ¥25,000 million.

# CONSOLIDATED BALANCE SHEETS

SEGA CORPORATION AND CONSOLIDATED SUBSIDIARIES - MARCH 31, 2001 AND 2002

| Assets | 2001<br>Millions of yen | 2002<br>Millions of yen | 2002<br>Thousands of U.S. dollars (Note 1.1) |
|---|---|---|---|
| **Current Assets:** | | | |
| Cash and time deposits (Note 3) | ¥ 37,633 | ¥ 62,757 | $ 470,972 |
| Notes and accounts receivable (Note 11) | 20,827 | 31,496 | 236,368 |
| Inventories (Note 4) | 16,620 | 9,646 | 72,390 |
| Prepaid expenses | 1,762 | 2,537 | 19,039 |
| Other current assets (Note 20) | 23,361 | 7,374 | 55,340 |
| Less allowance for doubtful accounts | (3,350) | (1,811) | (13,591) |
| Total current assets | 96,853 | 111,999 | 840,518 |
| **Investments and Advances:** | | | |
| Investments in securities (Notes 5, 7 and 20) | 73,795 | 46,166 | 346,462 |
| Long-term loans receivable (Note 20) | 3,335 | 3,179 | 23,857 |
| Other investments (Note 20) | 18,176 | 15,787 | 118,476 |
| | 95,306 | 65,132 | 488,795 |
| Less allowance for doubtful accounts (Note 20) | (6,932) | (7,595) | (56,998) |
| Total investments and advances | 88,374 | 57,537 | 431,797 |
| **Property and Equipment (Note 9):** | | | |
| Amusement machines and facilities | 19,796 | 26,868 | 201,636 |
| Buildings and structures (Note 20) | 39,152 | 38,681 | 290,289 |
| Other | 19,642 | 15,838 | 118,859 |
| | 78,590 | 81,387 | 610,784 |
| Less accumulated depreciation | (34,527) | (43,828) | (328,916) |
| | 44,063 | 37,559 | 281,868 |
| Land (Notes 8 and 20) | 22,935 | 11,834 | 88,811 |
| Total property and equipment | 66,998 | 49,393 | 370,679 |
| **Fixed Leasehold Deposits (Note 9)** | 18,815 | 17,771 | 133,366 |
| **Deferred Charges and Intangible Assets** | 11,476 | 5,362 | 40,240 |
| **Excess Investment Costs over Net Assets of Consolidated Subsidiaries Acquired** | 1,950 | 1,848 | 13,869 |
| Total assets | ¥ 284,466 | ¥ 243,910 | $ 1,830,469 |

The accompanying notes are an integral part of these statements.

# CONSOLIDATED BALANCE SHEETS

SEGA CORPORATION AND CONSOLIDATED SUBSIDIARIES - MARCH 31, 2001 AND 2002

| Liabilities and Shareholders' Equity | 2001 Millions of yen | 2002 Millions of yen | 2002 Thousands of U.S. dollars (Note 1.1) |
|---|---|---|---|
| **Current Liabilities:** | | | |
| Short-term bank loans (Notes 7 and 20) | ¥ 38,306 | ¥ 29,208 | $ 219,197 |
| Current portion of convertible bonds (Note 10) | — | 5,000 | 37,523 |
| Current portion of long-term debt (Note 10) | 52,232 | 1,741 | 13,066 |
| Notes and accounts payable (Note 11): | | | |
| Trade | 29,051 | 19,282 | 144,706 |
| Other | 3,890 | 2,420 | 18,161 |
| | 32,941 | 21,702 | 162,867 |
| Accrued expenses | 18,215 | 17,883 | 134,206 |
| Income taxes payable (Note 12) | 1,339 | 4,823 | 36,195 |
| Other current liabilities (Note 20) | 12,074 | 8,569 | 64,308 |
| Total current liabilities | 155,107 | 88,926 | 667,362 |
| **Long-Term Liabilities:** | | | |
| Long-term debt (Note 10) | 29,581 | 63,364 | 475,527 |
| Accrued employees' retirement benefits (Note 21) | 3,119 | 3,414 | 25,621 |
| Accrued retirement benefits for directors and corporate auditors | 41 | 99 | 743 |
| Deferred income taxes (Note 12) | 2,171 | 2,043 | 15,332 |
| Other | 1,966 | 1,628 | 12,218 |
| Total long-term liabilities | 36,878 | 70,548 | 529,441 |
| **Minority Interest in Consolidated Subsidiaries** | 794 | 866 | 6,499 |
| **Shareholders' Equity (Note 22):** | | | |
| Common stock, par value 50 yen per share as of March 31, 2001 and no par value as of March 31, 2002: | | | |
| Authorized — 600 million shares at March 31, 2001and 2002, respectively | | | |
| Issued — 162,398,464 shares and 172,262,477 shares at March 31, 2001 and 2002, respectively | 117,919 | 125,406 | 941,133 |
| Additional paid-in capital | 117,440 | 124,917 | 937,463 |
| Accumulated deficit | (100,185) | (118,038) | (885,838) |
| Unrealized gain on investments in securities (Note 5) | 23 | 2,586 | 19,407 |
| Adjustment on revaluation of land (Note 8) | — | (9,281) | (69,651) |
| Treasury stock, at cost (Note 20) | (33,647) | (33,585) | (252,045) |
| Translation adjustment (Note 2.2) | (9,863) | (8,435) | (63,302) |
| Total shareholders' equity | 91,687 | 83,570 | 627,167 |
| Total liabilities, minority interests in consolidated subsidiaries and shareholders' equity | ¥ 284,466 | ¥ 243,910 | $ 1,830,469 |

The accompanying notes are an integral part of these statements.

# CONSOLIDATED STATEMENTS OF OPERATIONS

SEGA CORPORATION AND CONSOLIDATED SUBSIDIARIES - FOR THE YEARS ENDED MARCH 31, 2000, 2001 AND 2002

| | 2000 | 2001 | 2002 | 2002 |
|---|---|---|---|---|
| | Millions of yen | Millions of yen | Millions of yen | Thousands of U.S. dollars (Note 1.1) |
| **Net Sales** | ¥ 339,055 | ¥ 242,913 | ¥ 206,334 | $ 1,548,473 |
| **Cost of Sales** | 290,492 | 218,235 | 144,717 | 1,086,056 |
| Gross profit | 48,563 | 24,678 | 61,617 | 462,417 |
| **Selling, General and Administrative Expenses** | 88,917 | 76,697 | 47,416 | 355,843 |
| Operating income (loss) | (40,354) | (52,019) | 14,201 | 106,574 |
| **Other Income (Expenses):** | | | | |
| Interest and dividend income | 1,462 | 2,021 | 678 | 5,088 |
| Interest expense | (3,226) | (2,414) | (1,713) | (12,855) |
| Loss on write-down or disposal of inventories (Note 14) | (1,745) | (52,365) | — | — |
| Loss on sales or disposal of property and equipment | (2,092) | (3,757) | (502) | (3,767) |
| Loss on valuation of investments in securities (Note 16) | (599) | (10,237) | (6,236) | (46,799) |
| Gain on donated assets from Mr. Okawa (Note 20) | — | 77,913 | 1,667 | 12,510 |
| Gain on sales of network department | 3,572 | — | — | — |
| Gain on sales of investments in securities | 10,205 | 1,693 | 1,136 | 8,525 |
| Net (loss) gain on foreign exchange | (2,458) | 3,585 | (5) | (37) |
| Additional provision for accrued employees' benefits (Note 21) | — | (2,386) | — | — |
| Additional benefits for retirees (Note 21) | (2,016) | (945) | — | — |
| Reserve for guaranteed obligation | (1,590) | — | — | — |
| Value-added tax exempted | — | — | 733 | 5,501 |
| Amortization of bond and note issue expenses | (734) | (734) | (482) | (3,617) |
| Equity in losses of non-consolidated subsidiaries and affiliates | (1,442) | (2,942) | (828) | (6,214) |
| Provision for doubtful accounts | (4,469) | (2,110) | — | — |
| Amortization of excess investment costs over net assets of consolidated subsidiaries acquired (Note 15) | — | (6,322) | — | — |
| Impairment charge on goodwill | — | — | (4,378) | (32,856) |
| Loss on settlement of donated assets from Mr. Okawa (Note 20) | — | — | (16,725) | (125,516) |
| Other, net | 2,057 | (4,474) | (1,840) | (13,809) |
| Total other expenses | (3,075) | (3,474) | (28,495) | (213,846) |
| Loss before income taxes and minority interests in earnings of consolidated subsidiaries | (43,429) | (55,493) | (14,294) | (107,272) |
| **Income Taxes (Note 12):** | | | | |
| Current | 653 | 2,593 | 4,325 | 32,458 |
| Deferred | 878 | (3,385) | (951) | (7,137) |
| | 1,531 | (792) | 3,374 | 25,321 |
| | (44,960) | (54,701) | (17,668) | (132,593) |
| **Minority Interest in Earnings of Consolidated Subsidiaries** | 2,080 | 2,971 | (161) | (1,208) |
| Net loss | ¥ (42,880) | ¥ (51,730) | ¥ (17,829) | $ (133,801) |

| | | | | |
|---|---|---|---|---|
| | Yen | Yen | Yen | U.S. dollars (Note 1.1) |
| **Per Share:** | | | | |
| Net loss—basic | ¥ (390.6) | ¥ (341.6) | ¥ (119.2) | $ (0.89) |
| Cash dividends | — | — | — | — |
| Weighted average number of shares (thousands) | 109,789 | 151,444 | 149,633 | 149,633 |

The accompanying notes are an integral part of these statements.

# CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

SEGA CORPORATION AND CONSOLIDATED SUBSIDIARIES - FOR THE YEARS ENDED MARCH 31, 2000, 2001 AND 2002

Millions of yen

| | Numbers of shares of common stock | Common stock | Additional paid-in capital | (Accumulated deficit) Retained earnings | Adjustment on revaluation of land | Unrealized gain(loss) on investment in securities | Treasury stock | Translation adjustment | Total |
|---|---|---|---|---|---|---|---|---|---|
| **Balance at March 31, 1999** | 103,219,703 | ¥ 42,109 | ¥ 41,653 | ¥ (3,097) | ¥ — | ¥ (23) | ¥ (1) | ¥ — | ¥ 80,641 |
| Net loss for the year ended March 31, 2000 | — | — | — | (42,880) | — | — | — | — | (42,880) |
| Decrease in retained earnings of newly consolidated subsidiaries | — | — | — | (242) | — | — | — | — | (242) |
| Increase due to equity method of affiliates | — | — | — | 362 | — | — | — | — | 362 |
| Increase due to exception to equity method of affiliate | — | — | — | (16) | — | — | — | — | (16) |
| Unrealized holding gain (loss) arising during the period | — | — | — | — | — | 1,183 | — | — | 1,183 |
| Cash dividends | — | — | — | (2,374) | — | — | — | — | (2,374) |
| Bonuses to directors and corporate auditors | — | — | — | (1) | — | — | — | — | (1) |
| Increase of treasury stock | — | — | — | — | — | — | (9) | — | (9) |
| Conversion of convertible bonds | 19,118,017 | 21,852 | 21,833 | — | — | — | — | — | 43,685 |
| Exercise of stock options | 158,000 | 188 | 188 | | — | — | — | — | 376 |
| **Balance at March 31, 2000** | 122,495,720 | 64,149 | 63,674 | (48,248) | — | 1,160 | (10) | — | 80,725 |
| Net loss for the year ended March 31, 2001 | — | — | — | (51,730) | — | — | — | — | (51,730) |
| Increase in retained earnings of newly consolidated subsidiaries | — | — | — | 108 | — | — | — | — | 108 |
| Decrease in retained earnings of newly consolidated subsidiaries | — | — | — | (314) | — | — | — | — | (314) |
| Bonuses to directors and corporate auditors | — | — | — | (1) | — | — | — | — | (1) |
| Increase of treasury stock | — | — | — | — | — | — | (33,637) | — | (33,637) |
| Unrealized holding gain (loss) arising during the period | — | — | — | — | — | (1,137) | — | — | (1,137) |
| Issuance of common stock | 36,000,000 | 50,688 | 50,688 | — | — | — | — | — | 101,376 |
| Conversion of convertible bonds | 3,901,244 | 3,079 | 3,076 | — | — | — | — | — | 6,155 |
| Exercise of stock options | 1,500 | 3 | 2 | — | — | — | — | — | 5 |
| Increase in translation adjustment | — | — | — | — | — | — | — | (9,863) | (9,863) |
| **Balance at March 31, 2001** | 162,398,464 | 117,919 | 117,440 | (100,185) | — | 23 | (33,647) | (9,863) | 91,687 |
| Net loss for the year ended March 31, 2002 | — | — | — | (17,829) | — | — | — | — | (17,829) |
| Bonuses to directors and corporate auditors | — | — | — | (24) | — | — | — | — | (24) |
| Conversion of convertible bonds | 9,681,513 | 7,320 | 7,309 | — | — | — | — | — | 14,629 |
| Exercise of stock options | 182,500 | 167 | 168 | — | — | — | — | — | 335 |
| Unrealized holding gain(loss) arising during the period | — | — | — | — | — | 2,563 | — | — | 2,563 |
| Adjustment on revaluation of land during the period | — | — | — | — | (9,281) | — | — | — | (9,281) |
| Decrease of treasury stock | — | — | — | — | — | — | 62 | — | 62 |
| Increase in translation adjustment | — | — | — | — | — | — | — | 1,428 | 1,428 |
| **Balance at March 31, 2002** | 172,262,477 | ¥ 125,406 | ¥ 124,917 | ¥ (118,038) | ¥ (9,281) | ¥ 2,586 | ¥ (33,585) | ¥ (8,435) | ¥ 83,570 |

The accompanying notes are an integral part of these statements.

# CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

SEGA CORPORATION AND CONSOLIDATED SUBSIDIARIES - FOR THE YEARS ENDED MARCH 31, 2000, 2001 AND 2002

Thousands of U.S. dollars (Note1.1)

| | Numbers of shares of common stock | Common stock | Additional paid-in capital | (Accumulated deficit) Retained earnings | Adjustment on revaluation of land | Unrealized gain(loss) on investment in securities | Treasury stock | Translation adjustment | Total |
|---|---|---|---|---|---|---|---|---|---|
| **Balance at March 31, 2001** | 162,398,464 | $ 884,945 | $ 881,351 | $ (751,857) | $— | $ 173 | $ (252,510) | $ (74,019) | $ 688,083 |
| Net loss for the year ended March 31, 2002 | — | — | — | (133,801) | — | — | — | — | (133,801) |
| Bonuses to directors and corporate auditors | — | — | — | (180) | — | — | — | — | (180) |
| Conversion of convertible bonds | 9,681,513 | 54,934 | 54,852 | — | — | — | — | — | 109,786 |
| Exercise of stock options | 182,500 | 1,254 | 1,260 | — | — | — | — | — | 2,514 |
| Unrealized holding gain(loss) arising during the period | — | — | — | — | — | 19,234 | — | — | 19,234 |
| Adjustment on revaluation of land during the period | — | — | — | — | (69,651) | — | — | — | (69,651) |
| Decrease in translation adjustment | — | — | — | — | — | — | 465 | — | 465 |
| Increase in translation adjustment | — | — | — | — | — | — | — | 10,717 | 10,717 |
| **Balance at March 31, 2002** | 172,262,477 | $ 941,133 | $ 937,463 | $ (885,838) | $ (69,651) | $ 19,407 | $ (252,045) | $ (63,302) | $ 627,167 |

The accompanying notes are an integral part of these statements.

# CONSOLIDATED STATEMENTS OF CASH FLOWS

SEGA CORPORATION AND CONSOLIDATED SUBSIDIARIES - FOR THE YEARS ENDED MARCH 31, 2000, 2001 AND 2002

| | 2000 | 2001 | 2002 | 2002 |
|---|---|---|---|---|
| | Millions of yen | Millions of yen | Millions of yen | Thousands of U.S. dollars (Note 1.1) |
| **Cash Flows from Operating Activities:** | | | | |
| Loss before income taxes and minority interest in earnings of consolidated subsidiaries | ¥ (43,429) | ¥ (55,493) | ¥ (14,294) | $ (107,272) |
| Adjustments for: | | | | |
| Depreciation and amortization | 23,945 | 21,471 | 18,590 | 139,512 |
| Transfer of amusement machines and facilities from investing activities | (9,441) | (8,460) | (8,005) | (60,075) |
| Provision for doubtful accounts | 4,829 | 3,138 | (558) | (4,188) |
| Increase in accrued employees' retirement benefits | — | 2,373 | 301 | 2,259 |
| Interest and dividend income | (1,462) | (2,021) | (678) | (5,088) |
| Interest expense | 3,226 | 2,414 | 1,713 | 12,856 |
| Net loss on foreign exchange | 2,145 | — | — | — |
| Equity in losses of non-consolidated subsidiaries and affiliates | 1,442 | 2,942 | 828 | 6,213 |
| Amortization of excess investment costs over net assets of consolidated subsidiaries | — | 7,070 | 374 | 2,807 |
| Impairment charge on goodwill | — | — | 4,378 | 32,856 |
| Loss on sales or disposal of property and equipment | 1,115 | 2,117 | 691 | 5,186 |
| Gain on sales of investments in securities | (10,205) | (1,693) | (2,181) | (16,368) |
| Loss on valuation of investments in securities | — | 10,237 | 6,235 | 46,792 |
| Gain on donated assets from Mr. Okawa (Note 20) | — | (77,913) | (1,667) | (12,510) |
| Gain on settlement of donated assets from Mr. Okawa | — | — | 16,725 | 125,516 |
| Gain on sale of network department | (3,572) | — | — | — |
| Additional benefits for retirees | 2,016 | 945 | — | — |
| Reserve for guaranteed obligation | 1,590 | — | — | — |
| Decrease (increase) in notes and accounts receivable | (4,498) | 17,706 | (9,360) | (70,244) |
| Decrease in inventories | 18,203 | 29,007 | 8,913 | 66,889 |
| (Decrease) increase in notes and accounts payable | 3,455 | (31,089) | (7,259) | (54,477) |
| Others | 4,461 | 5,923 | 3,482 | 26,131 |
| Subtotal | (6,180) | (71,326) | 18,228 | 136,795 |
| Interest and dividends received | 1,294 | 2,033 | 811 | 6,086 |
| Interest paid | (3,045) | (2,209) | (2,078) | (15,594) |
| Proceeds from sale of network department | 4,700 | — | — | — |
| Payments for additional benefits for retirees | (2,016) | (234) | (711) | (5,336) |
| Payments for distribution of a subsidiary | (2,984) | — | — | — |
| Proceeds from donated assets from Mr. Okawa | — | — | 1,205 | 9,043 |
| Payment on donated assets from Mr. Okawa (Note 20) | — | — | (6,960) | (52,232) |
| Income taxes paid | (570) | (2,234) | (1,145) | (8,593) |
| Net cash provided by (used in) operating activities | (8,801) | (73,970) | 9,350 | 70,169 |

# CONSOLIDATED STATEMENTS OF CASH FLOWS

SEGA CORPORATION AND CONSOLIDATED SUBSIDIARIES - FOR THE YEARS ENDED MARCH 31, 2000, 2001 AND 2002

| | 2000 | 2001 | 2002 | 2002 |
|---|---|---|---|---|
| | Millions of yen | Millions of yen | Millions of yen | Thousands of U.S. dollars (Note 1.1) |
| **Cash Flows from Investing Activities:** | | | | |
| (Decrease) increase in amount of time deposits | 4,834 | — | (10,006) | (75,092) |
| Payments for purchases of property and equipment | (12,889) | (7,025) | (3,673) | (27,565) |
| Payments on acquisition of intangibel assets | 5,560 | — | (2,242) | (16,825) |
| Proceeds from sales of property and equipment | — | 2,952 | 2,232 | 16,750 |
| Payments for purchases of investments in securities | (11,797) | (3,624) | (1,069) | (8,022) |
| Proceeds from sales of investments in securities | 9,024 | 14,772 | 3,947 | 29,621 |
| Payments for purchases of shares of consolidated subsidiaries | (233) | (2,213) | — | — |
| Payments for advances | (286) | (504) | (255) | (1,914) |
| Proceeds from collections of advances | 1,967 | 2,390 | 534 | 4,008 |
| Payments for fixed leasehold deposits | (557) | (582) | (1,388) | (10,417) |
| Proceeds from collections of fixed leasehold deposits | 3,031 | 2,950 | 3,158 | 23,700 |
| Other | (502) | (1,196) | 284 | 2,131 |
| Net cash provided by (used in) investing activities | (1,848) | 7,920 | (8,478) | (63,625) |
| **Cash Flows from Financing Activities:** | | | | |
| (Decrease) increase in short-term bank loans, net | 3,940 | (6,308) | (15,825) | (118,762) |
| Issuance of long-term debt | 6,844 | — | 5,080 | 38,124 |
| Repayment of long-term debt | (30,258) | (90,850) | (261) | (1,959) |
| Payments on redemption debentures | — | — | (25,000) | (187,617) |
| Proceeds from issuants of convertible bonds | — | — | 48,585 | 364,615 |
| Payment on redemption of convertible bonds | — | — | (20) | (150) |
| Issuance of common stock | — | 101,376 | — | — |
| Dividends paid | (2,384) | (67) | (28) | (210) |
| Other | 245 | 314 | 958 | 7,190 |
| Net cash provided by (used in) financing activities | (21,613) | 4,465 | 13,489 | 101,231 |
| **Effect of Exchange Rate Changes on Cash and Cash Equivalents** | (1,035) | 605 | 757 | 5,681 |
| **Net Increase (Decrease) in Cash and Cash Equivalents** | (33,297) | (60,980) | 15,118 | 113,456 |
| **Cash and Cash Equivalents at Beginning of Year** | 128,227 | 98,325 | 37,633 | 282,424 |
| **Increase of Cash and Cash Equivalents from Newly Consolidated Subsidiaries** | 3,395 | 427 | — | — |
| **Decrease of Cash and Cash Equivalents from Exclusion of Consolidated Subsidiaries** | — | (139) | — | — |
| **Cash and Cash Equivalents at End of Year (Note 3)** | ¥ 98,325 | ¥ 37,633 | ¥ 52,751 | $ 395,880 |

The accompanying notes are an integral part of these statements.

# NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

SEGA CORPORATION AND CONSOLIDATED SUBSIDIARIES - FOR THE YEARS ENDED MARCH 31, 2000, 2001 AND 2002

## 1. BASIS OF PRESENTING THE CONSOLIDATED FINANCIAL STATEMENTS

### 1.1 Basis of Presentation

The accompanying consolidated financial statements have been prepared based on the accounts maintained by SEGA CORPORATION (the "Company") and its consolidated subsidiaries (collectively, "SEGA") in accordance with the provisions set forth in the Commercial Code of Japan and the Securities and Exchange Law, and in conformity with accounting principles and practices generally accepted in Japan, which are different in certain respects as to application and disclosure requirements from International Accounting Standards. The consolidated statements of shareholders' equity for the years ended March 31, 2000, 2001 and 2002 have been prepared to provide additional information.

The accompanying consolidated financial statements incorporate certain reclassifications and rearrangements in order to present these statements in a form which is more familiar to the readers of these statements outside Japan. In addition, the notes to consolidated financial statements include information which is not required under generally accepted accounting principles and practices in Japan but is presented herein as additional information.

The consolidated financial statements are not intended to present the consolidated financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than Japan.

The U.S. dollar amounts stated in the consolidated financial statements are included solely for the convenience of readers outside Japan. The rate of ¥133.25=US$1, the average rate of exchange as at March 31, 2002, has been used for the purpose of such translations. Those translations should not be construed as representations that the Japanese yen amounts have been or could be converted into U.S dollars at that rate or any other rate.

### 1.2 Significant Shareholder

The Company is an affiliate of CSK Corporation, Japan, which owned 39,148 thousand shares of common stock of the Company at March 31, 2001 and 2002, respectively, representing 24.1% and 22.7% of shares outstanding at such dates. There have been no material transactions and account balances outstanding, other than the shareholdings, between the Company and CSK Corporation.

# NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

SEGA CORPORATION AND CONSOLIDATED SUBSIDIARIES - FOR THE YEARS ENDED MARCH 31, 2000, 2001 AND 2002

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### 2.1 Scope and Principles of Consolidation

The Company had 58 subsidiaries and 13 affiliates at March 31, 2002 (64 subsidiaries and 15 affiliates at March 31, 2001). The consolidated financial statements include the accounts of the Company and 50 of its subsidiaries at March 31, 2002 (54 at March 31, 2001), which are mostly listed below.

| | Country of incorporation | Equity ownership percentage at March 31, 2002 | Fiscal year-end |
|---|---|---|---|
| SEGA Enterprises, Inc. (U.S.A.) | U.S.A. | 100.0 | March 31 |
| SEGA of America, Inc. | U.S.A. | (100.0) | March 31 |
| Family Wonder Holdings, Inc. | U.S.A. | 48(96) | March 31 |
| Visual Concepts Entertainment, Inc. | U.S.A. | 100.0 | March 31 |
| SEGA Europe Ltd. | U.K. | 100.0 | February 28 |
| SEGA Amusements Europe Ltd. | U.K. | (100.0) | February 28 |
| JPM International Ltd. | U.K. | (100.0) | February 28 |
| ACE Coin Equipment Ltd. | U.K. | (100.0) | February 28 |
| Crystal Leisure Ltd. | U.K. | (100.0) | February 28 |
| SEGA Gesellschaft fur Videospiele GmbH | Germany | (100.0) | February 28 |
| SEGA Consumer Products S.A. | Spain | (100.0) | February 28 |
| SEGA TOYS, Ltd. | Japan | 73.6 | March 31 |
| SEGA Music Networks Co., Ltd. | Japan | 100.0 | March 31 |
| SEGA Logistics Service Ltd. | Japan | 75.0 | March 31 |
| WOW Entertainment Inc. | Japan | 100.0 | March 31 |
| Hitmaker Co., Ltd. | Japan | 100.0 | March 31 |
| Amusement Vision Ltd. | Japan | 100.0 | March 31 |
| Sega Rosso Co., Ltd. | Japan | 100.0 | March 31 |
| Smilebit Corporation | Japan | 100.0 | March 31 |
| Overworks Ltd. | Japan | 100.0 | March 31 |
| Sonicteam Ltd. | Japan | 100.0 | March 31 |
| United Game Artists Ltd. | Japan | 100.0 | March 31 |
| Wavemaster Inc. | Japan | 85.3 | March 31 |
| SEGA-AM2 Co., Ltd. | Japan | 100.0 | March 31 |
| Red Entertainment Corporation | Japan | 67.0 | March 31 |
| Sega Amusement Higashi-nihon Ltd. | Japan | 100.0 | March 31 |
| Sega Amusement Ltd. | Japan | 100.0 | March 31 |
| Sega Amusement Tokai Ltd. | Japan | 100.0 | March 31 |
| Sega Amusement Kansai Ltd. | Japan | 100.0 | March 31 |
| Sega Amusement Nishi-nihon Ltd. | Japan | 100.0 | March 31 |
| Other 20 subsidiaries | Japan | 100.0 | March 31 |

*Parentheses stand for indirect ownership by the company.

Major affiliated companies which are recognized to be substantially controlled by the Company under the effective control approach are consolidated regardless of the percentage of ownership. All significant inter-company transactions and accounts and unrealized inter-company profits are eliminated on consolidation.

Investments in affiliates in which the Company has significant influence are stated using the equity method. Consolidated net income includes SEGA's equity in current earnings after elimination of unrealized intercompany profits.

### 2.2 Translation of Foreign Currency Transactions and Accounts

Effective April 1, 2000, the Company adopted the revised accounting standards for foreign currency transactions in accordance with "Policy Statement on Revising Accounting Standards for Foreign Currency Transactions" issued by the Business Accounting Deliberation Council on October 22, 1999.

Under this standard, all monetary assets and liabilities denominated in foreign currencies, whether long-term or short-term, are translated into Japanese yen at the exchange rates prevailing at the balance sheet date. Resulting gains and losses are included in net profit or loss for the period.

This standard also amended the method of translating foreign currency financial statements of foreign subsidiaries and affiliates into Japanese yen. Under this standard, assets and liabilities of the foreign subsidiaries and affiliates are translated into Japanese yen at exchange rates prevailing at the balance sheet date. The shareholders' equity at the beginning of the year is translated into Japanese yen at the historical rates. Profit and loss accounts for the year are translated into Japanese yen using the average rate during the year or, alternatively, using the exchange rates prevailing at the balance sheet date. Differences in yen amounts arising from the use of different rates are presented as "Translation Adjustment" in the shareholders' equity statement. In addition, hedge accounting was applied to foreign currency monetary assets/liabilities on foreign exchange forward contracts.

Translation adjustment amounting to negative ¥9,863 million and negative ¥8,435 million ($63,302 thousand) as of March 31,2001 and 2002, respectively were classified as a component of shareholders' equity as opposed to a component of assets or liabilities.

**2.3 Cash and Cash Equivalents**

Cash and cash equivalents in the consolidated statements of cash flows are composed of cash on hand and time deposits able to be withdrawn on demand and highly liquid investments which are principally the investments with an original maturity of three months or less and which represent a minor risk of fluctuations in value.

**2.4 Marketable and Investment Securities**

Effective April 1, 2000, SEGA adopted a new accounting standard for financial instruments in accordance with "Policy Statement on Accounting Standards for Financial Instruments" issued by the Business Accounting Deliberation Council on January 22, 1999. For the year ended March 31, 2001, securities held by SEGA, under the new standards, are classified into three categories: 1) trading securities; 2) held-to-maturity debt securities; and 3) other securities.

Trading securities held for the purpose of generating profits from changes in market value are recognized at their fair value in the consolidated balance sheets. Unrealized gains and losses are included in current income. Held-to-maturity debt securities are expected to be held to maturity and are recognized at historical or amortized cost in the consolidated balance sheets. Other securities classified as other than trading securities and held-to-maturity debt securities are recognized at fair value in the consolidated balance sheets. Unrealized gains and losses for these other securities are reported as a separate component of shareholders' equity, net of tax. Other than temporary declines in the value of other securities and unlisted securities are reflected in current income. Marketable securities and other securities are classified as "Investments in Securities" except for trading marketable securities which are included in Current Assets. The effect of adopting the above mentioned new accounting policy resulted in decreases in ordinary loss and net loss before tax by ¥2,213 million for the year ended March 31, 2001. Moreover, after examining the holding purposes for "Marketable Securities" amounting to ¥13,934 million held at the beginning of the year, other securities to be matured within one year were included in Current Assets, and the rest of other securities were included in Investments in Securities as at March 31, 2001. Such examination resulted in a decrease in securities in Current Assets by ¥12,522 million and an increase in Investments in Securities by the same amount.

**2.5 Inventories**

Inventories held by the Company and its domestic consolidated subsidiaries are stated at cost, as determined using the moving-average method. Inventories held by the foreign consolidated subsidiaries are mainly valued at the lower of cost, as determined by the first-in, first-out method, or market value.

**2.6 Property and Equipment**

Property and equipment, including significant renewals and improvements, are carried at cost less depreciation. Maintenance and repairs including minor renewals and improvements are charged to income as incurred. Depreciation is computed primarily on the declining-balance method at rates based on the estimated useful lives of the assets which are prescribed by the Japanese income tax laws. When retired or disposed of, the difference between the net book value and sales proceeds is charged or credited to income.

**2.7 Deferred Charges**

Debt issuance costs are amortized over three years.

**2.8 Intangible Assets**

Amortization of intangible assets was computed using the straight-line method. Amortization of software for self-use was computed using the straight-line method over the estimated useful life of five years.

# NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

SEGA CORPORATION AND CONSOLIDATED SUBSIDIARIES - FOR THE YEARS ENDED MARCH 31, 2000, 2001 AND 2002

### 2.9 Amortization of Goodwill

The Company amortizes goodwill over 5 years using the straight-line method and SEGA Europe Ltd. is amortizing the goodwill brought by acquiring stocks of JPM International Ltd. and three other subsidiaries over 15 years. Immaterial amounts of goodwill are all amortized in a single year.

An impairment loss on goodwill of SEGA Enterprises, Inc. (U.S.A.) was recognized as an Impairment Charge on Goodwill for the year ended March 31, 2002.

### 2.10 Income Taxes

Income taxes of the Company and its domestic consolidated subsidiaries consist of corporate income taxes, local inhabitants' taxes and enterprise taxes. Deferred income taxes are provided for temporary differences between the tax basis of assets and liabilities and those as reported in the consolidated financial statements.

### 2.11 Finance Leases

Leases that transfer substantially all the risks and rewards of ownership of the assets are accounted for as capital leases, except that leases do not transfer ownership of the assets at the end of the lease term are accounted for as operating leases, in accordance with accounting principals and practices generally accepted in Japan. All finance leases in overseas subsidiaries are accounted for as finance leases and similarly accounted for as sales transactions.

### 2.12 Accrued Employees' Retirement Benefits

Effective April 1, 2000, SEGA adopted a new accounting policy for its retirement benefits plans in accordance with "Policy Statement on Accounting Standards for Post-Retirement Benefits" issued by the Business Accounting Deliberation Council on June 16, 1998. To provide for the employees' retirement benefits, the Company and domestic consolidated subsidiaries provided the deemed retirement obligations based on the estimated present value of projected benefit obligations in excess of the fair value of the plan assets at the end of this period. The transition amount expense resulting from the adoption of the accounting standards for retirement benefits amounting to ¥2,468 million was charged to income.

### 2.13 Development Costs for Software to Be Sold

In accordance with the introduction of the new accounting rules, the Company and its domestic consolidated subsidiaries changed the method of accounting for development costs of software for video games to be sold. For the years ended March 31, 2000, 2001, and 2002, development costs for such software are charged to cost of sales as incurred.

As a transitional measure, in accordance with the new accounting rules, development costs of software for video games to be sold that were initiated prior to March 1999, are and will continue to be accounted for in the same manner until the software is completed.

### 2.14 Dividends and Earnings per Share

Diluted net loss per share was not disclosed for the years ended March 31, 2000, 2001 and 2002, as loss per share was not calculated for the year after the adjustment for dilution.

### 2.15 Appropriation of Retained Earnings

The appropriation of retained earnings reflected in the accompanying consolidated financial statements has been recorded after approval by the shareholders as required under the Commercial Code of Japan.

## 3. CASH AND CASH EQUIVALENTS

Cash and cash equivalents as of March 31, 2001 and 2002, consisted of the following:

| | 2001 | 2002 | 2002 |
|---|---|---|---|
| | Millions of yen | Millions of yen | Thousands of U.S. |
| Cash and time deposits | ¥ 37,633 | ¥ 62,757 | $ 470,972 |
| Time deposits with original maturity over 3 months | — | (10,006) | (75,092) |
| Total cash and cash equivalents | ¥ 37,633 | ¥ 52,751 | $ 395,880 |
| **Important Non-Cash Transactions** | | | |
| Convertible bonds: | | | |
| Increase of common stock by conversion of convertible bonds | ¥ 3,079 | ¥ 7,320 | $ 54,934 |
| Increase of additional paid-in capital by conversion of convertible bonds | 3,076 | 7,309 | 54,852 |
| Decrease of convertible bonds by conversion | ¥ 6,155 | ¥ 14,629 | $ 109,786 |
| Donated assets: | | | |
| Donated by Mr. Okawa (See Note 20) | ¥ 77,913 | — | — |

Assets and Liabilities of SEGA.Com, Inc. were acquired for the issuance of stock.

# NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS



## 4. INVENTORIES

Inventories as of March 31, 2001 and 2002, consisted of the following:

| | 2001 | 2002 | 2002 |
|---|---|---|---|
| | Millions of yen | Millions of yen | Thousands of U.S. dollars |
| Merchandise | ¥ 1,001 | ¥ 2,161 | $ 16,217 |
| Products | 8,471 | 3,924 | 29,448 |
| Materials | 4,635 | 2,286 | 17,156 |
| Work in process | 1,184 | 1,000 | 7,505 |
| Supplies | 1,329 | 275 | 2,064 |
| Total | ¥ 16,620 | ¥ 9,646 | $ 72,390 |

## 5. INVESTMENTS IN SECURITIES

For the year ended March 31, 2001, marketable securities were marked to market using the market value at March 31, 2001. As a result, unrealized losses on marketable securities of ¥23 million and ¥2,587 million ($19,415 thousand) as of March 31, 2001 and 2002 were charged directly to shareholders' equity in accordance with the new accounting standard effective April 1, 2000.

The cost, net unrealized gains or losses and fair value for marketable securities classified as investments in securities are summarized as follows:

| | 2001 | 2002 | 2002 |
|---|---|---|---|
| | Millions of yen | Millions of yen | Thousands of U.S. dollars |
| Stock: | | | |
| Cost | ¥ 33,612 | ¥ 16,863 | $ 126,552 |
| Carrying amount (fair value) at March 31, 2001 | 34,994 | 21,376 | 160,420 |
| Unrealized gain (loss)—net | 1,382 | 4,513 | 33,868 |
| Bonds and Debentures: | | | |
| Cost | ¥ 838 | ¥ 537 | $ 4,030 |
| Carrying amount (fair value) at March 31, 2001 | 711 | 526 | 3,947 |
| Unrealized gain (loss)—net | (127) | (11) | (83) |

The carrying amounts of non-marketable securities held at March 31, 2001 and 2002 were ¥7,881 million and ¥5,189 million ($38,942 thousand) for stocks and ¥516 million and ¥200 million ($1,501 thousand) for bonds, respectively.

The proceeds from sales of investments in securities were ¥14,772 million and ¥1,340 million ($100,570 thousand) and gross gains of ¥1,622 million and ¥4,077 million ($30,597 thousand) and gross losses of ¥1,056 million and ¥3,353 million ($25,163 thousand) were realized on the sales for the year ended March 31, 2001 and 2002, respectively.

# NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

SEGA CORPORATION AND CONSOLIDATED SUBSIDIARIES - FOR THE YEARS ENDED MARCH 31, 2000, 2001 AND 2002

## 6. INFORMATION ON DERIVATIVES

The contract amounts, fair values, and gains/losses realized on derivative financial instruments at March 31, 2002 were as follows:

Foreign Exchange option contract (As of March 31, 2002) — Millions of yen

| Class | Type | Contract amounts | Fair value | Gain/loss unrealized |
|---|---|---|---|---|
| Transaction in market | Option contracts | | | |
| | Sold Options | | | |
| | Call options | | | |
| | U.S. dollars | ¥ 367<br>(7)* | ¥ 3 | ¥ 4 |
| | Purchased Options | | | |
| | Put options | | | |
| | U.S. dollars | ¥ 368<br>(8)* | ¥ (2) | ¥ (6) |
| Total | | — | — | ¥ (2) |

Foreign Exchange option contract (As of March 31, 2002) — Thousands of U.S. dollars

| Class | Type | Contract amounts | Fair value | Gain/loss unrealized |
|---|---|---|---|---|
| Transaction in market | Option contracts | | | |
| | Sold Options | | | |
| | Call options | | | |
| | U.S. dollars | $ 2,754<br>(53)* | $ 23 | $ 30 |
| | Purchased Options | | | |
| | Put options | | | |
| | U.S. dollars | $ 2,761<br>(60)* | $ (15) | $ (45) |
| Total | | — | — | $ (15) |

* parentheses in columns of contract amounts stand for option charges

## 7. ASSETS PLEDGED AS COLLATERAL

Investments in securities amounting to ¥30,572 million at carrying costs are pledged to the lending banks as collateral for short-term bank loans of ¥20,815 million at March 31, 2001.

## 8. REVALUATION OF LAND USED FOR BUSINESS OPERATION IN ACCORDANCE WITH THE LAND REVALUATION LAW

In accordance with the 34th Act issued on March 31, 1998 and the 19th Act issued on March 31, 2001, the Company revalued land for their business relating to the Land Revaluation Law. And they recorded whole differences between carrying amount and revalued amount as Adjustment on Revaluation of Land as a separate component of shareholders' equity.

Revalution of land was performed by making reasonable adjustment on the standard basis of land in accordance with Article 2-3 of the Enforcement Ordinance of 119th Cabinet Order issued on March 31, 1998 relating to the Land Revaluation Law, and by the real estate appraiser in accordance with the Article 2-5 of the said Enforcement Ordinance.

| | |
|---|---|
| Date of Revaluation: | March 31, 2002 |
| Book value before Revaluation: | ¥20,734 million ($155,602 thousand) |
| Book value after Revaluation: | ¥11,453 million ($85,951 thousand) |

## 9. FIXED LEASEHOLD DEPOSITS

SEGA conducts amusement center operations on property leased from lessors on a long-term cancellable basis. Japanese lessors require large amounts of leasehold deposits relative to the amount of annual lease rental payments. Such leasehold deposits do not bear interest and are generally returnable only when the lease is terminated. Such leasehold deposits are shown in the consolidated balance sheets as "Fixed Leasehold Deposits."

# NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

SEGA CORPORATION AND CONSOLIDATED SUBSIDIARIES - FOR THE YEARS ENDED MARCH 31, 2000, 2001 AND 2002

## 10. LONG-TERM DEBT

Long-term debt at March 31, 2001 and 2002, consisted of the following:

| | 2001 | 2002 | 2002 |
|---|---|---|---|
| | Millions of yen | Millions of yen | Thousands of U.S. dollars |
| 1.70% unsecured notes due 2002 | ¥ 5,000 | ¥ 5,000 | $ 37,523 |
| 2.00% unsecured notes due 2001 | 10,000 | — | — |
| 2.15% unsecured notes due 2001 | 10,000 | — | — |
| 2.27% unsecured notes due 2002 | 5,000 | — | — |
| Zero-coupon convertible bonds due 2003 | 12,825 | — | — |
| 0.40% convertible bonds due 2006 | 11,732 | 9,908 | 74,356 |
| Zero-coupon convertible bonds due 2004 | — | 50,000 | 375,235 |
| Unsecured loans, from banks due 2002 to 2006 with average interest of 1.9% per annum in 2001 and due 2003 to 2010 with average interest of 1.9% per annum in 2002 | 27,256 | 5,197 | 39,002 |
| | 81,813 | 70,105 | 526,116 |
| Less portion due within one year | 52,232 | 6,741 | 50,589 |
| Total | ¥ 29,581 | ¥ 63,364 | $ 475,527 |

The aggregate annual maturities of long-term debt after March 31, 2002, are as follows:

| Years ending March 31, | 2001<br>Millions of yen | 2002<br>Millions of yen | 2002<br>Thousands of U.S. dollars |
|---|---|---|---|
| 2002 | ¥52,232 | — | — |
| 2003 | 17,849 | ¥ 6,741 | $ 50,589 |
| 2004 | — | 1,640 | 12,308 |
| 2005 | — | 51,806 | 388,788 |
| 2006 | 11,732 | 9,910 | 74,371 |
| 2007 | — | 2 | 15 |

The zero-coupon convertible bonds due 2003 were issued on February 17, 1999 for a principal amount of ¥50,000 million. The bonds are convertible into shares of common stock of the Company at the current conversion price of ¥1,511 per share effective March 5, 2001. The 0.40% convertible bonds due 2006 were issued on February 17, 1999 for a principal amount of ¥30,000 million. The bonds are convertible into shares of common stock of the Company at the current conversion price of ¥1,506.10 per share effective June 19, 2001.

## 11. ACCOUNTING TREATMENT FOR NOTES RECEIVABLE/ PAYABLE AT YEAR-END

Notes receivable/payable maturing at year-end are treated as if they were settled at the clearing date of notes. Consequently, as the year-end dates were holidays for banking institutions, the following notes receivable/payable maturing at year-end were included in the ending balances of notes receivable/payable at March 31, 2001and 2002 as follows:

| | 2001 | 2002 | 2002 |
|---|---|---|---|
| | Millions of yen | Millions of yen | Thousands of U.S. dollars |
| Notes receivable | ¥ 861 | — | — |
| Notes payable | 4,409 | ¥ 2,911 | $ 21,846 |

# NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

SEGA CORPORATION AND CONSOLIDATED SUBSIDIARIES - FOR THE YEARS ENDED MARCH 31, 2000, 2001 AND 2002

## 12. INCOME TAXES

SEGA is subject to a number of different income taxes which, in the aggregate, indicate a statutory tax rate in Japan of approximately 42 percent for the years ended March 31, 2001 and 2002. The significant components of deferred tax assets and liabilities at March 31, 2001 and 2002, were as follows:

| | 2001 | 2002 | 2002 |
|---|---|---|---|
| | Millions of yen | Millions of yen | Thousands of U.S. dollars |
| Deferred tax assets: | | | |
| Loss carryforwards | ¥ 38,495 | ¥ 51,872 | $ 389,283 |
| Excess over the limit of allowance for doubtful accounts | 20,327 | 20,965 | 157,336 |
| Devaluation of investments in securities | 25,600 | 49,355 | 370,394 |
| Devaluation of inventories | 18,372 | 1,944 | 14,589 |
| Other | 24,057 | 10,911 | 81,884 |
| Gross deferred tax assets | 126,851 | 135,047 | 1,013,486 |
| Less valuation allowance | (125,516) | (133,382) | (1,000,991) |
| Total deferred tax assets | 1,335 | 1,665 | 12,495 |
| Deferred tax liabilities: | | | |
| Unrealized gain on investments in securities | 922 | 2,043 | 15,332 |
| Special reserve for tax purposes | 106 | 102 | 765 |
| Other | 1,249 | — | — |
| Gross deferred tax liabilities | 2,277 | 2,145 | 16,097 |
| Net deferred liabilities | ¥ 942 | ¥ 480 | $ 3,602 |

## 13. RESEARCH AND DEVELOPMENT EXPENSES

Research and development expenses included in manufacturing costs and selling, general and administrative expenses were ¥22,568 million and ¥23,208 million ($174,169 thousand) for the years ended March 31, 2001 and 2002, respectively.

## 14. LOSS ON WRITE-DOWN OR DISPOSAL OF INVENTORIES

The loss derived from write-down or disposal of consumer products and amusement machines, and amortization of software development costs in line with the restructuring of its business lines for the year ended March 31, 2001 were ¥1,745 million and ¥ 52,365 million for the years ended March 31, 2000 and 2001.

## 15. AMORTIZATION OF EXCESS INVESTMENT COST OVER NET ASSETS OF CONSOLIDATED SUBSIDIARIES ACQUIRED

The amortization included ¥4,502 million for SEGA.Com, Inc. and ¥1,255 million for CSK Research Institute Inc., both of which are consolidated subsidiaries for the year ended March 31, 2001.

## 16. LOSS ON VALUATION OF INVESTMENTS IN SECURITIES

The valuation loss included ¥2,687 million on TMS Entertainment Ltd. and ¥1,224 million on SOFTBANK CORP. for the year ended March 31,2001, and included ¥2,720 million($20,413 thousand) on ASCII corporation and ¥1,208 million ($9,066 thousand) on CSK ELECTRONICS CORPORATION for the year ended March 31, 2002, respectively.

## 17. FINANCE LEASES

### 17.1 Lessee

Lease rental expense on finance lease contracts without ownership transfer during the years ended March 31, 2001 and 2002 are summarized as follows:

| | 2001 | 2002 | 2002 |
|---|---|---|---|
| | Millions of yen | Millions of yen | Thousands of U.S. dollars |
| Acquisition cost, accumulated depreciation and book value of leased properties as of March 31, 2001 and 2002 are summarized as follows: | | | |
| Amusement machines: | | | |
| Acquisition cost | ¥ 69 | ¥ — | $ — |
| Accumulated depreciation | (58) | (—) | (—) |
| Book value | ¥ 11 | ¥ — | $ — |
| Buildings: | | | |
| Acquisition cost | ¥ 1,724 | ¥ 1,161 | $ 8,713 |
| Accumulated depreciation | (1,053) | (808) | (6,064) |
| Book value | ¥ 671 | ¥353 | $ 2,649 |
| Other: | | | |
| Acquisition cost | ¥ 7,482 | ¥ 5,673 | $ 42,574 |
| Accumulated depreciation | (4,910) | (3,964) | (29,749) |
| Book value | ¥ 2,572 | ¥ 1,709 | $ 12,825 |
| The amounts of outstanding future lease payments for finance leases without ownership transfer at March 31, 2001 and 2002 including the interest are summarized as follows: | | | |
| Future lease payments: | | | |
| Within one year | ¥ 1,668 | ¥ 1,314 | $ 9,861 |
| More than one year | 1,730 | 806 | 6,049 |
| | ¥ 3,398 | ¥ 2,120 | $ 15,910 |
| Lease payments and the calculated amounts relevant to depreciation and interest expense for leased properties for the years ended March 31, 2001 and 2002 are summarized as follows: | | | |
| Lease payments | ¥ 2,541 | ¥ 2,194 | $ 16,465 |
| Depreciation | 2,343 | 2,017 | 15,137 |
| Interest expense | ¥ 162 | ¥ 111 | $ 833 |
| The amounts of outstanding future lease payments for non-cancellable operating leases at March 31, 2001 and 2002 are summarized as follows: | | | |
| Future lease payments: | | | |
| Within one year | ¥ 1,105 | ¥ 1,240 | $ 9,306 |
| More than one year | 6,166 | 5,853 | 43,925 |
| | ¥ 7,271 | ¥ 7,093 | $ 53,231 |

# NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS



**17.2 Lessor**

Lease rental income on finance lease contracts without ownership transfer during the years ended March 31, 2001 and 2002 are summarized as follows:

| | 2001 | 2002 | 2002 |
|---|---|---|---|
| | Millions of yen | Millions of yen | Thousands of U.S. dollars |
| Acquisition cost, accumulated depreciation and book value of leased properties as of March 31, 2001 and 2002 are summarized as follows: | | | |
| Amusement machines: | | | |
| Acquisition cost | ¥ 69 | ¥ — | $ — |
| Accumulated depreciation | (58) | (—) | (—) |
| Book value | ¥ 11 | ¥ — | $ — |
| Other: | | | |
| Acquisition cost | ¥ 731 | ¥ 200 | $ 1,501 |
| Accumulated depreciation | (650) | (161) | (1,208) |
| Book value | ¥ 81 | ¥ 39 | $ 293 |
| The amounts of outstanding future lease payments for finance leases without ownership transfer at March 31, 2001 and 2002 including the interest are summarized as follows: | | | |
| Future lease receipts | | | |
| Within one year | ¥ 99 | ¥ 34 | $ 255 |
| More than one year | 4 | 7 | 53 |
| | ¥103 | ¥41 | $ 308 |
| Lease receipts and the calculated amount relevant to depreciation and interest income for the leased properties for the years ended March 31, 2001 and 2002 are summarized as follows: | | | |
| Lease receipts | ¥ 133 | ¥ 88 | $ 660 |
| Depreciation | 128 | 82 | 615 |
| Interest expense | 5 | 4 | 30 |
| The amounts of outstanding Future lease receipts for non-cancellable operating leases at March 31, 2001 and 2002 are summarized as follows; | | | |
| Future lease receipts: | | | |
| Within one year | ¥ 164 | ¥ 445 | $ 3,340 |
| More than one year | 160 | 414 | 3,107 |
| | ¥ 324 | ¥ 859 | $ 6,447 |

## 18. COMMITMENTS AND CONTINGENCIES

SEGA was contingently liable for obligations of others as of March 31, 2001 and 2002 as follows:

| | 2001 | 2002 | 2002 |
|---|---|---|---|
| | Millions of yen | Millions of yen | Thousands of U.S. dollars |
| Notes endorsed | ¥ 84 | ¥ 36 | $ 270 |
| Guarantees of obligations to banks for: | | | |
| Linguaphone Japan, Ltd. | 100 | 100 | 750 |
| Other guarantee or commitment for: | | | |
| SEGA Lease Co., Ltd. | 47 | 18 | 135 |
| SEGA Game Works L.L.C. | 539 | 479 | 3,595 |
| | ¥ 770 | ¥ 633 | $ 4,750 |

## 19. SEGMENT INFORMATION

### 19.1 Business Segment Information

SEGA operates principally in the following business segments:

Amusement machine sales, amusement center operations and consumer business. Details of each segment of business are as follows:

>> Amusement machine sales: Manufacturing and selling arcade video games, medal games, prize games, vending machines, change machines, IC boards and karaoke machines

>> Amusement center operations: Operating amusement centers

>> Consumer business (consumer product sales in prior years): Manufacturing and selling home video games, toys and educational equipment, etc.

Millions of yen

Sales of SEGA for the years ended March 31, 2000, 2001 and 2002, classified by business segment are summarized as follows:

| Year ended March 31, 2000 | Amusement machine sales | Amusement center operations | Consumer business | Eliminations/ Corporations | Total |
|---|---|---|---|---|---|
| Net sales to: | | | | | |
| Outside customers | ¥ 73,654 | ¥79,212 | ¥ 186,189 | ¥ — | ¥ 339,055 |
| Intersegment sales/transfers | 265 | — | — | (265) | — |
| Total | 73,919 | 79,212 | 186,189 | (265) | 339,055 |
| Cost of sales and operating expenses | 76,583 | 74,610 | 229,221 | (1,005) | 379,409 |
| Operating income(loss) | ¥ (2,664) | ¥ 4,602 | ¥ (43,032) | ¥ 740 | ¥ (40,354) |
| Assets | ¥ 49,864 | ¥ 81,812 | ¥ 131,834 | ¥ 111,829 | ¥ 375,341 |
| Depreciation and amortization | 2,267 | 17,295 | 4,222 | (215) | 23,569 |
| Capital expenditures | 2,094 | 15,168 | 9,947 | 300 | 27,510 |

Millions of yen

| Year ended March 31, 2001 | Amusement machine sales | Amusement center operations | Consumer business | Eliminations/ Corporations | Total |
|---|---|---|---|---|---|
| Net sales to: | | | | | |
| Outside customers | ¥ 52,503 | ¥ 74,657 | ¥ 115,753 | ¥ — | ¥ 242,913 |
| Intersegment sales/transfers | 9,722 | 0 | — | (9,722) | — |
| Total | 62,225 | 74,657 | 115,753 | (9,722) | 242,913 |
| Cost of sales and operating expenses | 52,591 | 66,415 | 184,940 | (9,014) | 294,932 |
| Operating income(loss) | ¥ 9,634 | ¥ 8,242 | ¥ (69,187) | ¥ (708) | ¥ (52,019) |
| Assets | ¥ 20,613 | ¥ 53,972 | ¥ 65,240 | ¥ 144,641 | ¥ 284,466 |
| Depreciation and amortization | 1,805 | 12,844 | 9,225 | 289 | 24,163 |
| Capital expenditures | 925 | 12,763 | 7,660 | 157 | 21,505 |

Millions of yen

| Year ended March 31, 2002 | Amusement machine sales | Amusement center operations | Consumer business | Eliminations/ Corporations | Total |
|---|---|---|---|---|---|
| Net sales to: | | | | | |
| Outside customers | ¥ 52,664 | ¥ 68,534 | ¥ 85,136 | ¥ — | ¥ 206,334 |
| Intersegment sales/transfers | 19,516 | 469 | 13 | (19,998) | — |
| Total | 72,180 | 69,003 | 85,149 | (19,998) | 206,334 |
| Cost of sales and operating expenses | 70,223 | 60,889 | 79,571 | (18,550) | 192,133 |
| Operating income(loss) | ¥ 1,957 | ¥ 8,114 | ¥ 5,578 | ¥ (1,448) | ¥14,201 |
| Assets | ¥ 10,767 | ¥ 58,635 | ¥ 79,015 | ¥ 95,493 | ¥ 243,910 |
| Depreciation and amortization | 1,602 | 12,370 | 3,853 | 764 | 18,589 |
| Capital expenditures | 1,871 | 10,900 | 2,169 | 676 | 15,616 |

# NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

SEGA CORPORATION AND CONSOLIDATED SUBSIDIARIES - FOR THE YEARS ENDED MARCH 31, 2000, 2001 AND 2002

Thousands of U.S. dollars

| Year ended March 31, 2002 | Amusement machine sales | Amusement center operations | Consumer business | Eliminations/ Corporations | Total |
|---|---|---|---|---|---|
| Net sales to: | | | | | |
| Outside customers | $ 395,227 | $ 514,327 | $ 638,919 | $ — | $ 1,548,473 |
| Intersegment sales/trensfers | 146,462 | 3,520 | 97 | (150,079) | — |
| Total | 541,689 | 517,847 | 639,016 | (150,079) | 1,548,473 |
| Cost of sales and operating expenses | 527,002 | 456,954 | 597,155 | (139,212) | 1,441,899 |
| Operating income(loss) | $ 14,687 | $ 60,893 | $ 41,861 | $ (10,867) | $ 106,574 |
| Assets | $ 80,803 | $ 440,038 | $ 592,983 | $ 716,645 | $ 1,830,469 |
| Depreciation and amortization | 12,022 | 92,833 | 28,916 | 5,734 | 139,505 |
| Capital expenditures | 14,041 | 81,801 | 16,278 | 5,073 | 117,193 |

## 19.2 Geographical Segment Information

Millions of yen

Sales of SEGA for the years ended March 31, 2000, 2001 and 2002, classified by business segment are summarized as follows:

| Year ended March 31, 2000 | Japan | North America | Europe | Other | Total | Eliminations | Consolidated total |
|---|---|---|---|---|---|---|---|
| Net sales to: | | | | | | | |
| Outside customers | ¥ 211,803 | ¥ 79,016 | ¥ 48,059 | ¥ 177 | ¥ 339,055 | ¥ — | ¥ 339,055 |
| Intersegment sales/transfers | 92,537 | 4,552 | 1,480 | — | 98,569 | (98,569) | — |
| Total | 304,340 | 83,568 | 49,539 | 177 | 437,624 | (98,569) | 339,055 |
| Cost of sales and operating expenses | 340,089 | 86,288 | 52,672 | 1,133 | 480,182 | (100,773) | 379,409 |
| Operating loss | ¥ (35,749) | ¥ (2,719) | ¥ (3,133) | ¥ (956) | ¥ (42,558) | ¥ 2,204 | ¥ (40,354) |
| Assets | ¥ 228,696 | ¥ 52,564 | ¥ 25,787 | ¥ 276 | ¥ 307,325 | ¥ 68,015 | ¥ 375,341 |

Millions of yen

| Year ended March 31, 2001 | Japan | North America | Europe | Other | Total | Eliminations | Consolidated total |
|---|---|---|---|---|---|---|---|
| Net sales to: | | | | | | | |
| Outside customers | ¥ 167,686 | ¥ 51,116 | ¥ 24,076 | ¥ 35 | ¥ 242,913 | ¥ — | ¥ 242,913 |
| Intersegment sales/transfers | 67,901 | 5,927 | 1,082 | — | 74,910 | (74,910) | — |
| Total | 235,587 | 57,043 | 25,158 | 35 | 317,823 | (74,910) | 242,913 |
| Cost of sales and operating expenses | 255,067 | 66,409 | 38,663 | 46 | 360,185 | (65,253) | 294,932 |
| Operating loss | ¥ (19,480) | ¥ (9,366) | ¥ (13,505) | ¥ (11) | ¥ (42,362) | ¥ (9,657) | ¥ (52,019) |
| Assets | ¥ 156,328 | ¥ 31,082 | ¥ 16,899 | ¥ — | ¥ 204,309 | ¥ 80,157 | ¥ 284,466 |

Millions of yen

| Year ended March 31, 2002 | Japan | North America | Europe | Other | Total | Eliminations | Consolidated total |
|---|---|---|---|---|---|---|---|
| Net sales to: | | | | | | | |
| Outside customers | ¥ 160,090 | ¥ 34,302 | ¥ 11,942 | ¥ — | ¥ 206,334 | ¥ — | ¥ 206,334 |
| Intersegment sales/transfers | 14,368 | 6,175 | 17 | — | 20,560 | (20,560) | — |
| Total | 174,458 | 40,477 | 11,959 | — | 226,894 | (20,560) | 206,334 |
| Cost of sales and operating expenses | 152,336 | 41,065 | 13,468 | — | 206,869 | (14,736) | 192,133 |
| Operating income (loss) | ¥ 22,122 | ¥ (588) | ¥ (1,509) | ¥ — | ¥ 20,025 | ¥ (5,824) | ¥ 14,201 |
| Assets | ¥ 173,295 | ¥ 25,290 | ¥ 9,829 | ¥ — | ¥ 208,414 | ¥ 35,496 | ¥ 243,910 |

Thousands of U.S. dollars

| Year ended March 31, 2002 | Japan | North America | Europe | Other | Total | Eliminations | Consolidated total |
|---|---|---|---|---|---|---|---|
| Net sales to: | | | | | | | |
| Outside customers | $ 1,201,426 | $ 257,426 | $ 89,621 | $ — | $ 1,548,473 | $ — | $ 1,548,473 |
| Intersegment sales/transfers | 107,827 | 46,341 | 128 | — | 154,296 | (154,296) | — |
| Total | 1,309,253 | 303,767 | 89,749 | — | 1,702,769 | (154,296) | 1,548,473 |
| Cost of sales and operating expenses | 1,143,234 | 308,180 | 101,074 | — | 1,552,488 | (110,589) | 1,441,899 |
| Operating income (loss) | $ 166,019 | $ (4,413) | $ (11,325) | $ — | $ 150,281 | $ (43,707) | $ 106,574 |
| Assets | $ 1,300,525 | $ 189,794 | $ 73,764 | $ — | $ 1,564,083 | $ 266,386 | $ 1,830,469 |

### 19.3 Overseas Sales Information

Millions of yen

Overseas sales of the Company for the years ended March 31, 2000, 2001 and 2002 are summarized as follows:

| Year ended March 31, 2000 | North America | Europe | Other | Total |
|---|---|---|---|---|
| Overseas sales | ¥ 84,032 | ¥ 49,441 | ¥ 12,048 | ¥ 145,521 |
| Consolidated net sales | — | — | — | 339,055 |
| Ratio of overseas sales to consolidated sales | 24.8% | 14.6% | 3.6% | 43.0% |

| Year ended March 31, 2001 | North America | Europe | Other | Total |
|---|---|---|---|---|
| Overseas sales | ¥ 55,458 | ¥ 26,043 | ¥ 8,140 | ¥ 89,641 |
| Consolidated net sales | — | — | — | 242,913 |
| Ratio of overseas sales to consolidated sales | 22.8% | 10.7% | 3.4% | 36.9% |

| Year ended March 31, 2002 | North America | Europe | Other | Total |
|---|---|---|---|---|
| Overseas sales | ¥ 44,973 | ¥ 16,142 | ¥ 3,993 | ¥ 65,108 |
| Consolidated net sales | — | — | — | 206,334 |
| Ratio of overseas sales to consolidated sales | 21.8% | 7.8% | 1.9% | 31.5% |

Thousands of U.S. dollars

| Year ended March 31, 2002 | North America | Europe | Other | Total |
|---|---|---|---|---|
| Overseas sales | $ 337,508 | $ 121,141 | $ 29,966 | $ 488,615 |
| Consolidated net sales | — | — | — | 1,548,473 |
| Ratio of overseas sales to consolidated sales | 21.8% | 7.8% | 1.9% | 31.5% |

## 20. RESTRUCTURING OF BUSINESS LINES AND ASSETS DONATION

At the Meeting of Board of Directors held on January 31, 2001, the Company decided on the discontinuation of the production of Dreamcast, thereafter concentrating its resources on the content and amusement businesses. In January 2001, Mr. Isao Okawa, then chairman and president of the Company who passed away on March 16, 2001, proposed to contribute his own assets netting ¥77,913 million to the Company to support the development of the business. At the Meeting of Board of Directors held on January 31, 2001, the Company accepted Mr. Okawa's proposal, thereby realizing a gain on donated assets for the year then ended.

# NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS



### 20.1 Summary of donated assets by Mr. Okawa (For the year ended March 31, 2001)

| | Millions of yen |
|---|---|
| Treasury stock (19,865,718 shares) | ¥ 33,573 |
| Investments in securities | 57,525 |
| Long-term loans receivable, net | 1,200 |
| Other investments | 7,132 |
| Other current assets | 9,134 |
| Total donated assets | 108,564 |
| Less: Short-term bank loans | 21,815 |
| Other current liabilities | 8,836 |
| Net donated assets | ¥ 77,913 |

Marketable securities are valued at the market prices prevailing as at January 31, 2001 and non-marketable securities are evaluated at the fair values as at January 31, 2001 by an independent appraiser. The balance of loans receivable has been reduced for uncollected ones.

### 20.2 Summary of donated assets to be settled

The following donated assets from Mr. Okawa are planned to be settled in the following years:

| | Millions of yen | Thousands of U.S. dollars |
|---|---|---|
| Building | ¥ 104 | $780 |
| Land | 279 | 2,094 |
| Investments in securities | 31,554 | 236,803 |
| Long-term loans receivable | 1,900 | 14,259 |
| Allowance for doubtful accounts | (700) | (5,253) |
| Other investments | 5,814 | 43,632 |
| Other current liabilities | (5,000) | (37,523) |
| Total | ¥ 33,951 | $ 254,792 |

### 20.3 Summary of losses on settlement of donated assets

Gains and losses on settlement of donated assets from Mr. Okawa are summarized as follows:

| | Millions of yen | Thousands of U.S. dollars |
|---|---|---|
| Gains on sales of investments in securities | ¥ 2,376 | $17,831 |
| Losses on sales of investments in securities | (3,097) | (23,242) |
| Losses on valuation of investments in securities | (14,425) | (108,255) |
| Gains/losses in investment association | (1,425) | (10,694) |
| Other losses | (154) | (1,156) |
| Total | ¥ (16,725) | $ (125,516) |

### 20.4 Summary of payment on donated assets

Proceeds from and payment on the donated assets from Mr. Okawa are as follows:

| | Millions of yen | Thousands of U.S. dollars |
|---|---|---|
| Payment on notes payable | ¥ (3,836) | $(28,788) |
| Proceeds from sale on investments in securities | 9,703 | 72,818 |
| Proceeds from collection of short-term loans receivables | 8,013 | 60,135 |
| Payment for notes payable | (20,815) | (156,210) |
| Other | (25) | (187) |
| Total | ¥ (6,960) | $ (52,232) |

## 21. EMPLOYEE BENEFIT PLAN

Upon terminating employment, employees of the Company and subsidiaries in Japan are entitled, under most circumstances, to lump-sum indemnities or pension payments. The Company has adopted an adjusted pension plan to all of the pension and severance plan since November 1, 1993. The following is a summary of financial information on the pension and severance plan applicable to the year ended March 31, 2001and 2002.

| | 2001 | 2002 | 2002 |
|---|---|---|---|
| **21.1 Summary of benefit obligation** | Millions of yen | Millions of yen | Thousands of U.S. dollars |
| Projected benefit obligation | ¥ (8,677) | ¥ (8,231) | $ (61,771) |
| Plan assets | 5,757 | 4,164 | 31,249 |
| Unrecognised benefit obligation | (2,920) | (4,067) | (30,522) |
| Unrecognised net transition amount | 52 | — | — |
| Unrecognised actuarial differences | 657 | 1,492 | 11,197 |
| Unrecognised prior service cost | (908) | (839) | (6,296) |
| Accrued employees' retirement benefits | ¥ (3,119) | ¥ (3,414) | $ (25,621) |

| | 2001 | 2002 | 2002 |
|---|---|---|---|
| **21.2 Summary of pension expense** | Millions of yen | Millions of yen | Thousands of U.S. dollars |
| Service cost | ¥ 960 | ¥ 981 | $ 7,362 |
| Interest cost | 279 | 249 | 1,869 |
| Expected return on plan assets | (209) | (184) | (1,381) |
| Amortization of transition amount | 2,469 | — | — |
| Recognised actuarial differences | 3 | 50 | 375 |
| Amortization of prior service cost | 0 | (69) | (518) |
| Additional benefits for retirees | 945 | — | — |
| Net periodic pension expense | ¥ 4,447 | ¥ 1,027 | $ 7,707 |

| **21.3 Summary of assumptions on benefit obligation** | 2001 | 2002 | 2002 |
|---|---|---|---|
| Periodic distribution method of expected pension benefit | Straight-line method | Straight-line method | Straight-line method |
| Discount rate | 3.0% | 2.5% | 2.5% |
| Expected rate of return on plan assets | 3.5% | 2.5% | 2.5% |
| Amortization period of prior service differences (within average remaining service years when incurred) | 10 years | 10 years | 10 years |
| Amortization period of actual loss (within average remaining service years when incurred, but amortization is to commence from the following year) | 10 years | 10 years | 10 years |

## 22. STOCK OPTION PLAN

**22.1** Under the Company's stock option plan, which was approved at the General Meeting of Shareholders held on June 26, 1998, directors and employees are entitled to be granted options for 179,000 shares at an exercise price of ¥2,688 at March 31, 2002.

**22.2** Under the plan, which was approved at the General Meeting of Shareholders held on June 29, 1999, Directors and employees are entitled to be granted options for 199,600 shares at an exercise price of ¥1,987 at March 31, 2002.

**22.3** Under the plan, which was aproved at the General Meeting of Shareholders held on June 29, 2000, directors and employees are entitled to be granted options for 415,000 shares at an exercise price of ¥1,813 at March 31, 2002.

**22.4** Under the plan, which was approved at the General Meeting of Shareholders held on June 28, 2001, directors and employees are entitled to be granted options for 365,000 shares at an exercise price of ¥2,956 at March 31, 2002.

# REPORT OF INDEPENDENT ACCOUNTANTS

## Report of Independent Accountants

The Board of Directors of
SEGA CORPORATION

We have audited the accompanying consolidated balance sheets of SEGA CORPORATION and its consolidated subsidiaries as of March 31, 2001 and 2002, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years ended March 31, 2002, all expressed in Japanese yen. Our audits were made in accordance with auditing standards generally accepted in Japan and, accordingly, included such tests of the accounting records and such other auditing procedures as we considered necessary in the circumstances.

In our opinion, the consolidated financial statements referred to above present fairly the consolidated financial position of SEGA CORPORATION and its consolidated subsidiaries as of March 31, 2001 and 2002, and the consolidated results of their operations and their cash flows for each of the three years in the period ended March 31, 2002 in conformity with accounting principles generally accepted in Japan applied on a consistent basis.

As described in Note 2, SEGA CORPORATION and its consolidated subsidiaries have adopted research and development costs effective for the year ended March 31, 2000 and financial instruments and retirement benefits effective for the year ended March 31, 2001.

The amounts expressed in U.S. dollars, which are provided solely for the convenience of the reader, have been translated on the basis set forth in Note 1 to the accompanying consolidated financial statements.

ChuoAoyama Audit Corporation

ChuoAoyama Audit Corporation

Tokyo, Japan
June 27, 2002

Notice to readers:
The accompanying consolidated financial statements are not intended to present the consolidated financial position and results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than Japan. The standards, procedures and practices used to audit such consolidated financial statements are those generally accepted and applied in Japan.

# NON-CONSOLIDATED STATEMENTS OF OPERATIONS

SEGA CORPORATION FOR THE YEARS ENDED MARCH 31, 2000, 2001 AND 2002

| | 2000 | 2001 | 2002 | 2002 |
|---|---|---|---|---|
| | Millions of yen | Millions of yen | Millions of yen | Thousands of U.S. dollars |
| **Net Sales** | ¥ 272,585 | ¥ 192,713 | ¥ 106,550 | $ 799,625 |
| **Cost of Sales** | 258,088 | 185,573 | 82,029 | 615,602 |
| Gross profit | 14,497 | 7,140 | 24,521 | 184,023 |
| **Selling, General and Administrative Expenses** | 49,022 | 27,909 | 20,158 | 151,280 |
| Operating income (loss) | (34,525) | (20,769) | 4,363 | 32,743 |
| **Other Income (Expenses):** | | | | |
| Interest and dividend income | 1,315 | 2,642 | 1,477 | 11,084 |
| Interest expense | (1,803) | (1,492) | (1,204) | (9,036) |
| Loss on write-down or disposal of inventories | (1,745) | (42,416) | — | — |
| Loss on write-off of loan receivables | — | (6,536) | — | — |
| Loss on sale or disposal of property and equipment | (1,377) | (1,197) | (2,462) | (18,477) |
| Loss on valuation of investments in securities | (553) | (4,432) | (5,998) | (45,013) |
| Loss on valuation of investments in subsidiaries and affiliates | (1,241) | (41,179) | (5,636) | (42,296) |
| Gain on donated assets from Mr. Okawa | — | 77,913 | 1,667 | 12,510 |
| Gain (loss) on sales of investments in securities | 7,785 | (1,038) | 1,447 | 10,859 |
| Gain on sales of investments in securities of subsidiaries and affiliates | — | — | 376 | 2,822 |
| Gain on sale of network department | 4,700 | — | — | — |
| Net (loss) gain on foreign exchange | (1,596) | 1,117 | (175) | (1,313) |
| Income from administration charge to affiliates | — | — | 1,872 | 14,049 |
| Expenses on administration charge to affiliates | — | — | (1,301) | (9,764) |
| Additional provision for accrued employees' retirement benefits | — | (2,386) | — | — |
| Additional benefits for retirees | (2,016) | (945) | — | — |
| Reversal of provision for doubtful accounts | — | — | 4,694 | 35,227 |
| Provision for doubtful accounts | (4,272) | (38,060) | — | — |
| Loss on reserve for guaranteed obligation | (1,589) | — | — | — |
| Amortization of bond and note issue expenses | (733) | (734) | (482) | (3,617) |
| Loss on settlement of donated assets from Mr. Okawa | — | — | (16,974) | (127,385) |
| Other, net | 1,201 | (6,569) | (2,040) | (15,309) |
| Total other expenses | (1,924) | (65,312) | (24,739) | (185,659) |
| Loss before income taxes | (36,449) | (86,081) | (20,376) | (152,916) |
| **Income Taxes** | 350 | 1,160 | 391 | 2,934 |
| Net loss | ¥ (36,799) | ¥ (87,241) | ¥ (20,767) | $ (155,850) |

| | 2000 | 2001 | 2002 | 2002 |
|---|---|---|---|---|
| | Yen | Yen | Yen | U.S. dollars |
| **Per Share:** | | | | |
| Net loss - basic | ¥ (335.2) | ¥ (559.1) | ¥ (138.7) | $ (1.04) |
| Cash dividends | — | — | — | — |
| Weighted average number of shares (thousands) | 109,793 | 156,050 | 149,765 | 149,765 |

1. U.S. dollar amounts are translated from yen, for convenience only, at the rate of ¥133.25=US $1, the exchange rate prevailing at March 31, 2002
2. Net loss per share figures have been computed using the weighted average number of shares outstanding during each period.

# NON-CONSOLIDATED BALANCE SHEETS

SEGA CORPORATION FOR THE YEARS ENDED MARCH 31, 2001 AND 2002

| | 2001 | 2002 | 2002 |
|---|---|---|---|
| **Assets** | Millions of yen | Millions of yen | Thousands of U.S. dollars |
| **Current Assets:** | | | |
| Cash and time deposits | ¥ 17,406 | ¥ 39,581 | $ 297,043 |
| Notes and accounts receivable | 23,756 | 19,488 | 146,251 |
| Inventories | 6,917 | 4,356 | 32,690 |
| Prepaid expenses | 1,488 | 3,443 | 25,839 |
| Treasury stock | 33,574 | — | — |
| Other current assets | 23,831 | 10,666 | 80,045 |
| Less allowance for doubtful accounts | (1,087) | (401) | (3,009) |
| Total current assets | 105,885 | 77,133 | 578,859 |
| **Investments and Advances:** | | | |
| Investments in securities | 84,826 | 50,733 | 380,736 |
| Long-term loans receivable | 2,927 | 3,084 | 23,144 |
| Other investments | 107,932 | 98,572 | 739,752 |
| Less allowance for doubtful accounts | (56,093) | (49,707) | (373,035) |
| Total investments and advances | 139,592 | 102,682 | 770,597 |
| **Property and Equipment:** | | | |
| Amusement machines and facilities | 3,022 | 2,861 | 21,471 |
| Buildings and structures | 30,332 | 28,641 | 214,942 |
| Other | 8,642 | 7,586 | 56,930 |
| | 41,996 | 39,088 | 293,343 |
| Less accumulated depreciation | (22,635) | (22,309) | (167,422) |
| | 19,361 | 16,779 | 125,921 |
| Land | 22,557 | 11,453 | 85,951 |
| Total property and equipment | 41,918 | 28,232 | 211,872 |
| **Fixed Leasehold Deposits** | 2,186 | 1,829 | 13,726 |
| **Deferred Charges and Intangible Assets** | 5,912 | 4,681 | 35,130 |
| Total assets | ¥ 295,493 | ¥ 214,557 | $ 1,610,184 |

U.S. dollar amounts are translated from yen, for convenience only, at the rate of ¥133.25=US $1, the exchange rate prevailing at March 31, 2002

# NON-CONSOLIDATED BALANCE SHEETS

SEGA CORPORATION FOR THE YEARS ENDED MARCH 31, 2001 AND 2002

| | 2001 | 2002 | 2002 |
|---|---|---|---|
| **Liabilities and Shareholders' Equity** | Millions of yen | Millions of yen | Thousands of U.S. dollars |
| **Current Liabilities:** | | | |
| Short-term bank loans | ¥ 25,815 | ¥ 22,000 | $ 165,103 |
| Current portion of long-term debt | 52,000 | 1,600 | 12,008 |
| Current portion of convertible bonds | — | 5,000 | 37,523 |
| Notes and accounts payable: | | | |
| Trade | 22,168 | 11,947 | 89,659 |
| Subsidiaries and affiliates | 657 | 476 | 3,572 |
| Other | 3,120 | 2,361 | 17,718 |
| | 25,945 | 14,784 | 110,949 |
| Accrued expenses | 19,655 | 15,953 | 119,722 |
| Income taxes payable | 129 | 54 | 405 |
| Other current liabilities | 9,888 | 6,412 | 48,121 |
| Total current liabilities | 133,432 | 65,803 | 493,831 |
| **Long-Term Liabilities:** | | | |
| Long-term debt | 29,557 | 63,308 | 475,107 |
| Accrued employees' retirement benefits | 2,993 | 2,196 | 16,480 |
| Accrued retirement benefits for directors and corporate auditors | 33 | 45 | 338 |
| Deferred tax liabilities | — | 2,044 | 15,340 |
| Other long-term liabilities | 2,408 | 1,195 | 8,968 |
| Total long-term liabilities | 34,991 | 68,788 | 516,233 |
| **Shareholders' Equity:** | | | |
| Common stock, par value 50 yen per share as of March, 31 2001 and no par value as of March 31, 2002: | | | |
| Authorized — 600 million shares at March 31, 2001 and 2002, respectively | | | |
| Issued — 162,398,464 shares and 172,262,477 shares at March 31, 2001 and 2002, respectively | 117,919 | 125,406 | 941,133 |
| Additional paid-in capital | 117,440 | 124,917 | 937,463 |
| Legal reserve | 3,008 | 3,008 | 22,574 |
| Voluntary reserves | 7,891 | 7,891 | 59,220 |
| Special tax-purpose reserves | 154 | 147 | 1,103 |
| Accumulated deficit | (120,593) | (141,353) | (1,060,810) |
| Unrealized gain on investments in securities | 1,251 | 2,816 | 21,133 |
| Adjustment on revaluation of land | — | (9,281) | (69,651) |
| Treasury stock, at cost | — | (33,585) | (252,045) |
| Total shareholders' equity | 127,070 | 79,966 | 600,120 |
| Total liabilities and shareholders' equity | ¥ 295,493 | ¥ 214,557 | $1,610,184 |

# CORPORATE DATA

Head Office
2-12, Haneda 1-chome, Ohta-ku, Tokyo 144-8531
Tel: 81-3-5736-7111
www.sega.co.jp

Date of Incorporation
June 3, 1960

Paid-in Capital
¥125,407 million (as of March 31, 2002)

Number of Employees (consolidated basis)
3,472 (as of March 31, 2002)

American Depository Receipts
JPMorgan Chase Bank
270 Park Avenue
New York, New York 10017-2070, U.S.A.
Tel: 1-212-270-6000

SEGA Enterprises, Inc. (U.S.A.)
Townsend Center, 650 Townsend Street,
Suite 575, San Francisco, CA 94103-4908, U.S.A.
Tel: 1-415-701-6500

SEGA of America, Inc.
Townsend Center, 650 Townsend Street,
Suite 650, San Francisco, CA 94103-4908, U.S.A.
Tel: 1-415-701-6000

Visual Concepts Entertainment.
One Thorndale Drive
San Rafael, CA 94903, U.S.A.
Tel: 1-415-479-3634

Sega Europe Limited
Canberra House, 266-270 Gunnersbury Avenue,
London, W4 5QB, United Kingdom
Tel: 44-020-8995-3399

SEGA AMUSEMENTS EUROPE LTD.
Suite 3a, Oaks House 12-22, West Street, Epsom,
Surrey, KT18 7RG, United Kingdom
Tel: 44-1372-731-820

SEGA®
SEGA CORPORATION

SEGA®

SEGA CORPORATION

www.sega.co.jp

Printed in Japan